Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ThinOptics, Inc.
1620 Carneros Meadows Lane
Sonoma, CA 94536
https://www.thinoptics.com/

Up to $2,000,000.16 in Series 2 Preferred Stock at $1.62
Minimum Target Amount: $9,998.64

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ThinOptics, Inc.
Address: 1620 Carneros Meadows Lane, Sonoma, CA 94536
State of Incorporation: DE
Date Incorporated: December 01, 2010

Terms:

Equity

Offering Minimum: $9,998.64 | 6,172 shares of Series 2 Preferred Stock
Offering Maximum: $2,000,000.16 | 1,234,568 shares of Series 2 Preferred Stock
Type of Security Offered: Series 2 Preferred Stock
Purchase Price of Security Offered: $1.62
Minimum Investment Amount (per investor): $495.72

Investors who invest over purchase 70,000 or more shares will receive additional rights and sign on to the Voting Rights Agreement and the Investors' Rights Agreement attached as Exhibit F to the offering memorandum. Please review the Company Securities section and Exhibit F of the Offering Memorandum for further information.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives and Bonuses*</u>

Time-Based

Friends and Family

Invest within the first 24 hours and receive an additional 10% bonus shares, plus a 25% Ambassador code for ThinOptics products - for one year to one investor account of record.

Super Early Birds

Invest within the next 72 hours and receive an additional 7% bonus shares, plus a 20% Ambassador code for ThinOptics products - for one year to one investor account of record.

Early Birds

Invest within the next 7 days and receive an additional 5% bonus shares, plus a 15% Ambassador code for ThinOptics products - for one year to one investor account of record.

<u>Investment Incentives and Bonuses*</u>

Amount-Based:

$1,000+

Receive a 15% Ambassador code for ThinOptics products - for one year to one investor account of record.

$5,000+

Receive a 15% Ambassador code for ThinOptics products - for one year to one investor account of record, plus 5% additional bonus shares

$10,000+

Receive a 20% Ambassador code for ThinOptics products - for one year to one investor account of record, plus 7% additional bonus shares

$25,000+

Receive a 25% Ambassador code for ThinOptics products - for one year to one investor account of record, plus 10% additional bonus shares

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

ThinOptics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series 2 Preferred Stock at $1.62 / share, you will receive 110 shares of Series 2 Preferred Stock, meaning you'll own 110 shares for $162. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Investors in Series 2 Preferred Shares in this offering will be required to grant a proxy to vote their shares to the company's Chief Executive Officer; see "Risk Factors" including "Risk Factors – Investors in our Series 2 Preferred Stock will have to assign their voting rights" and "The Company's Securities -- Series 2 Preferred Stock –

Material Rights – Proxy"

The Company and its Business

Company Overview

ThinOptics, Inc. was incorporated on December 1, 2010 under the laws of the State of Delaware and began operations in 2015.

We are a manufacturer and retailer of ultra-light and compact reading glasses and sunglasses that fit on the back of any Smart Phone which customers can easily carry with them at all times. The company offers many options of the thinnest, lightest eyeglasses direct to customers on its website and through third-party retailers like Amazon. With our patented "Always With You" technology we developed thin, comfortable reading glasses that fit on the back of any Smart Phone, which consumers can easily and safely carry with them anywhere.

Competitors and Industry

The U.S. reading glasses industry is a $1 billion industry and the U.S. sunglass industry is estimated to be around $4 billion. Our founders realized that billions of dollars are spent to engineer ever more beautiful, high-resolution displays for our computers and phones, but the same kind of energy has not been allocated toward reading glasses. As a result, there has been very little evolution since their invention in the late 13th century. Today over 30 million Americans buy two pairs of reading glasses every year. Two pairs of brittle, yet bulky reading glasses every year, which either break or get lost.

The largest portion of our business is direct to consumer. We sell our products on our website and through Amazon. To a lesser extent, we sell some of our glasses at smaller brick-and-mortar stores.

Current Stage and Roadmap

Innovative Products

Our founders, with their Silicon Valley experience assembled a team to create the perfect reading glasses. Based on our collective specialties and resources, we estimated that it would take six months of development to make these glasses– instead, it took over 30 months. Our challenge was to make our glasses fit comfortably for 100% of our users. As we developed ThinOptics reading glasses, we tested hundreds of prototypes on thousands of noses. Because ThinOptics reading glasses have to work as well as your cell phone does, every single time you use them. Once we got the reading glasses right, we developed what would become the Universal Pod – a slim, durable case that elegantly protects the glasses while fitting effortlessly on the back of any smartphone (or any hard, flat surface).

ThinOptics reading glasses are created from medical device materials, like the super-elastic memory-metal alloy used for heart stents, and incredibly slim, bulletproof-

strong polycarbonate lenses. Our state-of-the-art manufacturing technologies create a consistently high-quality and affordable product. ThinOptics reading glasses are not a gadget; they're a revolutionary new vision platform. Our engineering team continues to develop new innovations to deliver powerful vision solutions to our customers.

We have grown our product line to include phone cases, keychain cases, credit card sized cases, full frame reading glasses, blue light blocking solutions and sunglasses.

Manufacturing

Our main suppliers and manufacturers are based in Taiwan and China. The manufacturer all of our glasses with our specific , customized design and molds is based in Taiwan. All of our glass cases are manufactured in China by two main suppliers as well as our hinges and temples for our full frame glasses. [The loss of one or more of our suppliers or manufacturers would not interrupt our operations in a significant way because we would be able to replace them in a seamless manner.]

Competition and Competitive Advantage

The brick and mortar industry is dominated by a few large companies like Foster Grant and Luxotica, making it hard to enter those categories. Our online competitors include Nooz and Foster Grant.

Our main competitive advantage is that we offer the lightest, thinnest reading glasses with the biggest variety of safe carrying options.

The company currently has 12 registered patents in the US and internationally.

8 of the patents are registered with USPTO as follows:

PAT. NO. Title

1. 10,025,113

Foldable eyeglasses and case

2. D805,298

Eyeglasses case

3. 9,726,902

Foldable eyeglasses and case

4. 9,158,125

Universal eyewear

5. 9,081,209

Universal eyewear

6. 9,069,189

Eyewear device and system

7. D726,413

Eyewear case

8. D726,246

Bridge for pince nez eyewear

The additional patents are registered in China, Taiwan and the EU.

In addition, 14 patents are currently pending registration in the US and internationally. All of these patents include both utility and design patents.

The Team

Officers and Directors

Name: Gadi Ponte

Gadi Ponte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & CoFounder
  Dates of Service: June 01, 2020 - Present
  Responsibilities: Gadi is part of ThinOptics leadership overseeing the operations, products innovation, the international sales and became CEO in June 2020.

Name: Wendy Barnao

Wendy Barnao's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Finance and Administration
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Wendy started in the very early days of ThinOptics and fast-tracked her way from a part time consultant to the VP of Finance and Administration and currently serves as our CFO and is responsible for our financial operations.

Name: Sam Tramiel

Sam Tramiel's current primary role is with Tramiel Capital, Inc.. Sam Tramiel currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 01, 2010 - Present
  Responsibilities: Assess and assist with overall strategy of the company.

Other business experience in the past three years:

- **Employer:** Tramiel Capital, Inc.
  Title: Partner
  Dates of Service: January 01, 1996 - Present
  Responsibilities: Partner in a real estate company.

Name: James Chiboucas

James Chiboucas's current primary role is with KBS Realty Advisors. James Chiboucas currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: March 01, 2019 - Present
  Responsibilities: Assess and assist with the overall strategy of the company.

Other business experience in the past three years:

- **Employer:** KBS Realty Advisors
  Title: Vice Chairman and Chief Legal Officer
  Dates of Service: January 01, 1992 - Present
  Responsibilities: As vice chairman and chief legal officer of KBS, Mr. Chiboucas

is responsible for strategic planning and all legal affairs regarding the real estate investment operations of the company. He also manages the legal counsel retained to provide legal services for the company. He also assists with the establishment of the various KBS funds and manages their registration with the various regulatory agencies including the SEC and FINRA. Mr. Chiboucas has extensive board of director experience, currently serving on three private company boards as well as participating in the five public company boards advised by KBS.

Name: Frederic Mayerson

Frederic Mayerson's current primary role is with Maywic Select Investments / The Frederic H. Mayerson Group. Frederic Mayerson currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 01, 2010 - Present
  Responsibilities: Assess and assist with the overall strategy of the company.

Other business experience in the past three years:

- **Employer:** Maywic Select Investments / The Frederic H. Mayerson Group
  Title: Founder, Chairman and Managing General Partner / Founder and Principal
  Dates of Service: October 05, 2015 - Present
  Responsibilities: Maywic Select Investments is a venture firm focusing on growth companies and The Frederic H. Mayerson Group is a diversified investment firm. For the last 35 years, Mr. Mayerson has been involved in ventures focusing on consumer goods, communications, restaurants, toys and juvenile products, outsourcing, and corporate services. Throughout his career he has served on a number of Boards, public and private – including Peloton, Chi-Chi's Mexican Restaurants, Build-a-Bear Workshop, ITC Telecom (sold to NYSE: Williams Group), Cap Toys (sold to NASDAQ: Hasbro), and others.

Name: Sabrina Galyen

Sabrina Galyen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Digital Marketing
  Dates of Service: March 01, 2020 - Present
  Responsibilities: Over 15 years of experience in eCommerce and brand marketing. Hailing from the outdoor and action-sport industry, built brands from the ground up. Ensuring the relevance as the brand grows through each

digital channel from organic to paid. Responsible to meld IT, eCommerce, and Marketing to ensure ThinOptics performs optimally through all DTC channel efforts.

Other business experience in the past three years:

- **Employer:** Vintage Electric
  Title: Director of Marketing & eCommerce
  Dates of Service: February 01, 2019 - March 01, 2020
  Responsibilities: Built upon the legacy of the brand through the vision of the founder to bring to life an electric bike company that will stand the test of time. Bridged the gap between in-house and DTC sales to increase conversion and set a standard of excellence through customer service.

Other business experience in the past three years:

- **Employer:** Giro Sport Design
  Title: Ecommerce Marketing Manager
  Dates of Service: January 01, 2014 - February 01, 2019
  Responsibilities: Oversaw a capable and dedicated team that included digital design, IT, content creation & social media marketing to build upon brand trust and devotion in the action sport space.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series 2 Preferred shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not

intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series 2 Preferred shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Series 2 Preferred shares in the amount of up to $2 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth

plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series 2 Preferred Shares. Interest on debt securities could increase costs and negatively impact operating results. Certain preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series 2 Preferred Shares. In addition, if we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The preferred stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We compete directly with larger national, regional and local retailers, including other optical retail chains and larger internet-based retailers. Some of our competitors are larger companies and have greater financial and operational resources, greater brand recognition and broader market penetration than we do. As a result, they may be able to engage in extensive and prolonged price promotions or otherwise offer competitive prices, which may adversely affect our business. They may also be able to spend more

than we do for advertising. We may be at a substantial disadvantage to larger competitors with greater economies of scale. If our costs are greater compared to those of our competitors, the pricing of our products and services may not be as attractive, thus depressing sales or the profitability of our products and services. Our competitors may expand into markets in which we currently operate and we remain vulnerable to the marketing power and high level of customer recognition of these larger competitors and to the risk that these competitors or others could attract our customer base. We may not continue to be able to successfully compete against existing or future competitors. Our inability to respond effectively to competitive pressures, improved performance by our competitors and changes in the retail markets could result in lost market share and have a material adverse effect on our business, financial condition and results of operations.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 8 patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ThinOptics or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party

technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ThinOptics could harm our reputation and materially negatively impact our financial condition and business.

Our company's income fluctuates and there is no guarantee that we will maintain our income growth.

The company has been receiving revenues since 2015. We experienced some revenue growth for a couple of years and in the last fiscal year, the company broke even on an EBIDTA basis. However, we have experienced significant losses and our revenues depend on factors outside our control that may affect our business and operations. There is no guarantee that we will be able to maintain our current rate of growth or pay dividends to the investors in this offering.

The auditor has issued included a "going concern" note in the audited financials.

The company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

Our e-commerce business faces distinct risks, and our failure to successfully manage it could have a negative impact on our profitability.

As an e-commerce retailer, we encounter risks and difficulties frequently experienced by internet-based businesses. The successful operation of our e-commerce business as well as our ability to provide a positive shopping experience that will generate orders and drive subsequent visits depends on efficient and uninterrupted operation of our order-taking and fulfillment operations. Risks associated with our e-commerce business include: • uncertainties associated with our websites including changes in required technology interfaces, website downtime and other technical failures, costs and technical issues as we upgrade our website software, inadequate system capacity, computer viruses, human error, security breaches, legal claims related to our website operations and e-commerce fulfillment; • disruptions in telephone service or power outages; • reliance on third parties for computer hardware and software, as well as delivery of merchandise to our customers; • rapid technology changes; • credit or debit card fraud and other payment processing related issues; • changes in applicable federal, state and international regulations; • liability for online content; • cybersecurity and consumer privacy concerns and regulation; and • natural disasters or adverse weather conditions. Our online sales also expose us to broader applicability of regulations, as well as additional regulations, such as the marketing requirements under the FDA, rules relating to registration of internet sellers, certain requirements under the Treasury Department's OFAC, FCPA, anti-money laundering and trade sanction laws and similar anti-corruption, anti-bribery and international trade laws. Problems in any of these areas could result in a reduction in sales, increased costs, sanctions or penalties and damage to our reputation and brands. In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces and other e-commerce marketing tools

such as paid search and mobile applications, among others, which may increase our costs and which may not increase sales or attract customers. Our competitors, some of whom have greater resources than we do, may also be able to benefit from changes in e-commerce technologies, which could harm our competitive position. If we are unable to allow real-time and accurate visibility to product availability when customers are ready to purchase, quickly and efficiently fulfill our customers' orders using the fulfillment and payment methods they demand, provide a convenient and consistent experience for our customers regardless of the ultimate sales channel or effectively manage our online sales, our ability to compete and our results of operations could be adversely affected.

Our and our vendors' systems containing personal information and payment card data of our retail store and e-commerce customers, employees and other third parties, could be breached, which could subject us to adverse publicity, costly government enforcement actions or private litigation.

We collect, process and store sensitive and confidential information, including our proprietary business information and that of our customers, employees, suppliers and business partners. The secure processing, maintenance and transmission of this information is critical to our operations. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements across our business. For instance, as an eye care provider, we could be forced, in the event of a data breach, to report the breach not only to affected customers, but also to various public agencies and media outlets, potentially harming our reputation and our business. In addition, our customers and employees have a high expectation that we will adequately protect their personal information from cyber-attack or other security breaches. Our systems and those of our third-party service providers and business partners may be vulnerable to security breaches, attacks by hackers, acts of vandalism, computer viruses, misplaced or lost data, human errors or other similar events. If unauthorized parties gain access to our networks or databases, or those of our third-party service providers or business partners, they may be able to steal, publish, delete, use inappropriately or modify our private and sensitive third-party information including personal health information, credit card information and personal identification information. In addition, employees may intentionally or inadvertently cause data or security breaches that result in unauthorized release of personal or confidential information. Because the techniques used to circumvent security systems can be highly sophisticated, change frequently, are often not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address all possible techniques or implement adequate preventive measures for all situations. Like most corporations, the company's systems are a target of attacks. There can be no assurance that such incidents will not have a material adverse effect on us in the future. Any such breach, attack, virus or other event could result in costly investigations and litigation exceeding applicable insurance coverage or contractual rights available to us, civil or criminal penalties, operational changes or other response measures, loss of consumer confidence in our security measures, and negative publicity that could adversely affect our financial

condition, results of operations and reputation. Further, if we are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions and expulsion from card acceptance programs, which could adversely affect our retail operations. As privacy and information security laws and regulations change, we may incur additional compliance costs.

Any failure, inadequacy, interruption, security failure or breach of our information technology systems, whether owned by us or outsourced or managed by third parties, could harm our ability to effectively operate our business and could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our information technology systems for many functions across our operations, including managing our supply chain and inventory, processing customer transactions, allocating lens processing jobs to the appropriate laboratories, our financial accounting and reporting, compensating our employees and operating our website. Our ability to effectively manage our business and coordinate the sourcing, distribution and sale of our products depends significantly on the reliability and capacity of these systems. Such systems are subject to damage or interruption from power outages or damages, telecommunications problems, data corruption, software errors, network failures, security breaches, acts of war or terrorist attacks, fire, flood and natural disasters. Our servers could be affected by physical or electronic break-ins, and computer viruses or similar disruptions may occur. A system outage may also cause the loss of important data. Our existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, we may have to upgrade our existing information technology systems from time to time in order for such systems to withstand the increasing needs of our expanding business. We rely on certain hardware, telecommunications and software vendors to maintain and periodically upgrade many of these systems so that we can continue to support our business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations. We also depend on our information technology staff. If we cannot meet our staffing needs in this area, we may not be able to fulfill our technology initiatives while continuing to provide maintenance on existing systems. We could be required to make significant capital expenditures to remediate any such failure, malfunction or breach with our information technology systems. Further, additional investment needed to upgrade and expand our information technology infrastructure will require significant investment of additional resources and capital, which may not always be available or available on favorable terms. Any material disruption or slowdown of our systems, including those caused by our failure to successfully upgrade our systems, and our inability to convert to alternate systems in an efficient and timely manner could have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our marketing, advertising and promotional efforts. If we are unable to implement them successfully, or if our competitors are more effective than we are, it could have a material adverse effect on our business, financial

condition and results of operations.
We use marketing and promotional programs to encourage purchases by our customers. If we fail to successfully develop and implement marketing, advertising and promotional strategies, we may be unable to achieve and maintain brand awareness, and customer traffic to our websites may be reduced. Changes in the amount and degree of promotional intensity or merchandising strategy by our competitors could cause us to have difficulties in retaining existing customers and attracting new customers. If the efficacy of our marketing or promotional activities declines or if such activities of our competitors are more effective than ours, or if for any other reason we lose the loyalty of our customers, it could have a material adverse effect on our business, financial condition and results of operations.

Our profitability and cash flows may be negatively affected if we are not successful in managing our inventory balances and inventory shrinkage.
Efficient inventory management is a key component of our business success and profitability. To be successful, we must maintain sufficient inventory levels to meet our customers' demands without allowing those levels to increase to such an extent that the costs to hold the goods unduly impacts our financial results. If our buying and distribution decisions do not accurately predict customer trends or spending levels in general or if we inappropriately price products, we may have to take unanticipated markdowns and discounts to dispose of obsolete or excess inventory or record potential write-downs relating to the value of obsolete or excess inventory. Conversely, if we underestimate future demand for a particular product or do not respond quickly enough to replenish our best performing products, we may have a shortfall in inventory of such products, likely leading to unfulfilled orders, reduced revenue and customer dissatisfaction.

The company will depend upon strategic relationships to expand its business.
The company intends to expand its business to other locations. In order to successfully execute our business plans, we need to establish strategic relationships with companies and individuals whose business plans align with outs. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a successful collaborations on acceptable terms, it may not be able to expand its business and generate additional revenue in accordance with its current plans.

The lack of available materials or component parts could disrupt or even the company's manufacturing operations. Even if manufacturing operations are not disrupted, increased costs of materials and component parts and supply chain interruptions could adversely affect the Company's financial results.
Third parties supply the company and the company's suppliers with materials for its products. There is a limited supply of these materials in the marketplace at any given time, which can cause the purchase prices to vary based upon numerous market factors. If market conditions result in a significant prolonged inflation of certain prices or if adequate quantities of materials cannot be obtained the Company's financial condition or results of operations could be materially adversely affected. In

addition, supply chain interruptions caused by economic or political reasons can hamper the company's business and significantly impact its income and operating result.

Our insurance may be insufficient to protect us from claims or losses.

We maintain insurance coverage with third-party insurers. However, not every risk or liability is or can be protected by insurance, and, for those risks we insure, the limits of coverage we purchase or that are reasonably obtainable in the market may not be sufficient to cover all actual losses or liabilities incurred. Moreover, there is a risk that commercially available liability insurance will not continue to be available to us at a reasonable cost, if at all. If liability claims or losses exceed our current or available insurance coverage, our business and prospects may be harmed.

The company's results of operations could be adversely affected by a decrease in demand for company products.

If demand for the company's products decreases significantly, the we would be unable to efficiently utilize our capacity, and profitability would suffer. Decreased demand could result from a macroeconomic downturn, or could be specific to the optical industry as a result of social, political, or other factors. If the decrease in demand occurs abruptly, the adverse impact would be even greater.

The company's results of operations may be negatively impacted by the coronavirus outbreak.

The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The company's business has been specifically negatively affected by the economic lockdowns and disruptions to supply chains across the globe. In recent months, the situation has been improving but the extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

There is no current market for our stock.

The securities being sold in this offering are subject to restrictions on resale for one year. There is no formal marketplace for the resale of our stock, including our Series 2 Preferred Stock. These securities may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate

their investment for some time, or be able to pledge their shares as collateral. Further transferees will need to be parties to the Voting Agreement and the Investors' Rights Agreement, see "Securities Being Offered" below. Since we have not yet established a trading forum for the Common Stock or Preferred Stock, there will be no easy way to know what these securities are "worth" at any time. Even if we seek a listing on the "OTCQX" or the "OTCQB" markets or another alternative trading system or "ATS," there may not be frequent trading and therefore no market price for the Preferred Stock.

Investors who subscribe for at least 70,000 shares and their transferees will have to subscribe to multiple agreements in order to invest in this offering.

In order to invest in this offering, investors who subscribe for at least 70,000 shares agree to become a party to the Subscription Agreement, (ii) the Amended and Restated Investors' Rights Agreement and (iii) the Amended and Restated Voting Agreement. Further, transferees will be required to become parties to the same agreements as the investor or investors from whom they receive their shares. The requirement that transferees are required to join the agreements may make it more difficult to sell your securities. In addition, the Amended and Restated Investors' Rights Agreement includes information and observation rights for Major Investors (defined below). To the extent, investors in this offering are in possession of material non-public information, until that disparity in access is rectified, investors be unable to transfer their securities to potential investors who are not party to the agreement. This may further limit the transferability of your securities.

The Series 2 Preferred Stock will vote along-side Series 1 Preferred Stock and Series 2A Preferred Stock.

Except as required by law, the Series 1 Preferred Stock, Series 2 Preferred Stock and Series 2A Preferred Stock will vote together on an as converted basis on all matters requiring the approval of the Preferred Stock. However, please note that investor in our offering will be given our CEO the right to vote on their behalf, see "Proxy" below.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Series 2 Preferred Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Series 2 Preferred Stock for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

Investors who subscribe for at least 70,000 shares and their transferees will be required to vote for certain Directors of the company.

As a condition of participating in the investment, investors who subscribe for at least 70,000 shares and their transferees, will be required to become party to the company's Amended and Restated Voting Agreement, which contains an affirmative obligation to vote their stock to maintain certain individuals on the company's Board of Directors.

Investors who subscribe for at least 70,000 shares and their transferees will be subject to "Drag-Along" provisions in certain instances.

Investors who subscribe for at least 70,000 shares and their transferees will be bound by the Voting Agreement, where holders of Preferred Stock and certain holders of Common Stock may be required to participate in certain future events, including our sale or the sale of significant amount of our assets if (i) a majority of holders of our common stock converted or convertible from our Preferred Stock, and (ii) and our majority of holders of our then outstanding common stock (excluding any common stock converted from Preferred Stock) (the "Electing Holders") approve the transaction action. Our stockholders will be subject to a drag-along provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the company; the sale, lease or transfer of substantially all of the company's assets; or the dissolution or liquidation of the company. If you do not approve the transaction (or series of transactions), the other Electing Holders vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions), you will still be required to participate in the transaction (or series of transactions), see "Securities Being Offered – Voting Agreement – Drag Along Provision" below. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Investors in our Series 2 Preferred Stock will have to assign their voting rights.

As part of this investment, each investor in our Series 2 Preferred Stock will be required to agree to the terms of the Subscription Agreement. By each such investor's execution of the Subscription Agreement and under the terms thereof, that investor will grant an irrevocable proxy, giving the right to vote its shares of Series 2 Preferred Stock to the company's CEO. That will limit investors' ability to vote their shares of Series 2 Preferred Stock until the events specified in the proxy, which include the company's IPO or acquisition by another entity, which may never happen.

The company intends to extend the maturity dates of its outstanding promissory notes through March 2023 and December 2023, as applicable. The holders of such notes need to approve these changes. If we fail to obtain the necessary approvals, the company may be forced to repay the outstanding notes, which could negatively impact its business and the value of your shares.

As described under "Liquidity and Capital Resource" in the company's Form C, the company has issued various promissory notes to finance its activities between 2016 and 2020. All convertible promissory notes with a current maturity date of March 31, 2022 will be extended to March 31, 2023 and interest will continue to accrue through that date. For notes issued in 2019 and 2020 with a current maturity date of December 31, 2022, payments of interest will begin in January 2023, and the notes' maturity dates is to be extended to December 31, 2023. Noteholders need to approve the extensions and new terms. Based on preliminary discussions with certain of the company's noteholders, we believe that the noteholders will approve the changes. However, there is no guarantee that we will be able to obtain all approvals in which

case we may be required to repay some of the outstanding notes beginning in March 2022. This may negatively impact our business, cash flows and the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tadmor Shalon	2,300,000	Common Stock	23.4

The Company's Securities

The Company has authorized Common Stock, Series 1 Preferred Stock, Series 2 Preferred Stock, and Series 2A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,234,568 of Series 2 Preferred Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 13,521,374 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

General

The Company will amend its certificate of incorporation prior to the first closing in this offering. The following describes the certificate of incorporation as amended.

The Company's authorized securities consist of up to 30,000,000 shares of common stock $0.001 par value per share ("Common Stock") and 16,100,000 shares of preferred stock, $0.001 par value per share ("Preferred Stock") of which 5,600,000 have be designated as 'Series 1 Preferred Stock', 3,500,000 have be designated as 'Series 2 Preferred Stock', and 7,000,000 have be designated as 'Series 2A Preferred Stock' into which convertible notes of our noteholders may convert in certain circumstances, including in this offering if over $2 million shares are sold. As of December 31, 2021, we had a total of $6,570,000 in convertible notes outstanding. As of September 30, 2021 there were 5,390,334 shares of Common Stock outstanding and 4,475,189 Series 1 Preferred Stock outstanding. In addition, there are outstanding warrants to purchase 325,800 shares of Common Stock and 2,697,699 shares of Series 1 Preferred Stock and outstanding options for 4,366,792 shares of Common Stock. For this offering, the company is issuing Series 2 Preferred Stock at $1.62 per share.

The voting, dividend and liquidation rights of the holders of the Common Stock are

subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Voting Agreement

Certain holders of Common Stock and holders of the Preferred Stock as well as investors who purchase at least 70,000 shares of Series 2 Preferred Stock or Series 2A Preferred Stock will become party to a voting agreement which provides for among other things, the composition of the Board of Directors and Drag-Along Rights. Specifically, parties to the voting agreement agree to the following:

Board Composition

The size of the board shall be set at five. Further, prior to the next financing following this offering, the following persons shall be elected to the Board:

For so long as there remain not less than 1,000,000 outstanding shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock), one (1) individual designated by the holders of a majority of the outstanding shares of Preferred Stock, which individual shall initially be Sam Tramiel;

One individual designated by the holders of a majority of the outstanding shares of Common Stock, which individual shall initially be Tadmor Shalon;

One individual not otherwise an affiliate of the company or of any Investor who is mutually acceptable to the other members of the Board which individual shall initially be Jim Chiboucas;

One individual, so long as he is serving as the Chief Executive Officer of the Company, which individual shall initially be Gadi Ponte; and

One individual designated by MAYWIC Select Investments II L.P. for so long as it owns at least a majority of the principal amount of the convertible promissory note purchased by it, or the shares of capital stock of the Company into which note may convert, which individual shall initially be Frederic Mayerson.

After the next financing after this offering, the following persons shall be elected to the Board:

For so long as there remain not less than 1,000,000 outstanding shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization), two individuals designated by the holders of a majority of the outstanding shares of Preferred Stock;

Two individuals designated by the holders of a majority of the outstanding shares of Common Stock; and

One individual not otherwise an affiliate of the company or of any Investor who is mutually acceptable to the other members of the Board which individual shall initially

be Jim Chiboucas.

Drag-Along Provision

Certain investors in this offering will execute a Voting Agreement that contains a "drag-along provision" related to the sale of the company. Under the Voting Agreement holders of Preferred Stock (or who hold Common Stock into which the Preferred Stock converted) and certain holders of Common Stock who are signatories to the Voting Agreement agree that if (i) a majority of holders of our common stock converted or convertible from our Preferred Stock and (ii) and our majority of holders of our then outstanding common stock (excluding any common stock converted from Preferred Stock) approve certain transactions, then parties to the Voting Agreement will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the company and deliver any documentation or take other actions reasonably requested by the company or the other holders in connection with the sale. The transactions subject to drag-along provision include a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the company; the sale, lease or transfer of substantially all of the company's assets; or the dissolution or liquidation of the company.

Investors' Rights Agreement

Certain holders of Common Stock and holders of the Preferred Stock as well as investors who purchase at least 70,000 shares of Series 2 Preferred Stock or Series 2A Preferred Stock will become party to the Amended and Restated Investors Rights Agreement. A "Major Investor" means any Investor that, individually or together with such Investor's affiliates, holds at least 300,000 shares of Registerable Securities (defined below and as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

The Investors' Rights Agreement includes the following provisions:

Registration Rights

The company has granted certain investors registration rights. Registration on Form S-1, can be initiated at any time after the earlier of five years after the date of this Investors Rights Agreement or six months after the effective date of the registration statement for the IPO, by holders of securities representing more than 20% of the "Registrable Securities" (generally, Common Stock issuable or issued upon conversion of the Preferred Stock; and (ii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as, held by parties to Investors Rights Agreement) can demand registration with respect to a number of Registrable Securities having an anticipated offering price, net of underwriting discounts and commissions, of at least $5 million. Under certain limited circumstances the company can delay the registration. Investors are also granted registration rights on Form S-3.

Registration Rights shall terminate with respect to holders upon the earlier of the following: (i) the closing of a Deemed Liquidation Event (as such term is defined in the Company's Amended and Restated Certificate of Incorporation); (ii) as such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration (e.g., securities sold under this offering will be freely transferable after one year); and (iii)the third anniversary of the IPO.

Information Rights

Major Investors are generally entitled to information rights, including annual and quarterly financial statements and annual budgets as well as inspection rights.

Right of First Offer

Generally, Major Investors have a right of offer for new securities offered by the company. However, certain stockholders of the Company that have preemptive rights (including certain notice rights) with respect to the proposed sale and issuance of securities in the Reg CF Offering pursuant to Section 4.1 of the Amended and Restated Investors' Rights Agreement dated as of February 24, 2015, by and among the Company, the existing investors in the Company and certain other key stockholders of the Company (the "Rights Agreement") and desire to waive such preemptive rights. The Company's Board of Directors consented to waive any preemptive rights (including any formal notice and process rights) of such stockholders with respect to the Reg CF Offering. The Company's Major Investors unconditionally waived, on behalf of themselves and all other Major Investors, any and all pre-emptive rights (including any formal notice and process rights) set forth in Section 4.1 of the Existing Rights Agreement with respect to the sale and issuance by the Company of Series 2 Preferred Stock.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Election of Directors

The holders of Common Stock shall exclusively and as a separate class vote for two directors of the company. The holders of record of the shares of Common Stock and the Preferred Stock, voting together as a single class on an as converted basis, shall be

entitled to elect the balance of the total number of directors of the company. Further, certain holders of Common Stock are subject to the Voting Agreement, see "Voting Agreement" below.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Series 1 Preferred Stock

The amount of security authorized is 5,600,000 with a total of 4,475,189 outstanding.

Voting Rights

1 vote per share

Material Rights

General

Please refer to the general description of securities in material rights section of the Common Stock description above.

Further holders of the outstanding shares of Preferred Stock are party to a Voting Agreement and Investors' Rights Agreement, and holders of Series 2 Preferred Stock who purchase at least 70,000 shares in this offering will be required to become parties to this agreement. For a description of those agreements please refer to the general

description of securities in material rights section of the Common Stock description above.

Preferred Stock

The information below pertains to all series of Preferred Stock.

Dividend Rights

In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors of the Corporation, out of any assets at the time legally available therefor, at the Dividend Rate (defined below) specified for such series of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Preferred Stock have been paid. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. Payment of any dividends to the holders of Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates for each series of Preferred Stock. "Dividend Rate" shall mean: (i) an annual rate of $0.0533 per share for the Series 1 Preferred Stock; (ii) an annual rate of $0.0648 per share for the Series 2 Preferred Stock; and (iii) an annual rate of $0.0530 per share for the Series 2A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Preferred Stock, as applicable). In any calendar year, after receipt of the dividends, the holders of Preferred Stock shall not participate in any other dividends of the company.

Voting Rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

Election of Directors

After the issuance of Series 2 Preferred Stock and on the first date such that there are less than 1,000,000 shares of Series 2 Preferred Stock outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization), the holders of Series 2 Preferred Stock shall exclusively and as a separate class vote for two directors of the company. The holders of record of the shares of Common Stock and the Preferred Stock, voting together as a single class on an as converted basis, shall be entitled to elect the balance of the total number of

directors of the company. Further, holders of Preferred Stock are subject to the Voting Agreement, see "Voting Agreement" below.

Protective Provisions

At any time when at least 1,000,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar) are outstanding, the company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

· amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the company in a manner that adversely alters or changes the rights, preferences or privileges of the Preferred Stock;

· increase or decrease the authorized number of shares of Preferred Stock or Common Stock of the company;

· create, or authorize the creation of, any additional class or series of capital stock having rights, preferences or privileges senior to the outstanding shares of Preferred Stock;

· effect any merger or consolidation or any other deemed liquidation event (e.g., merger or sale of the company), or consent to any of the foregoing;

· purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the company other than (i) dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

· effect the transfer of the material assets of the company to any person, or consent to the foregoing; and

· liquidate, dissolve or wind-up the business and affairs of the company.

Optional Conversion Rights

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series 1 Original Issue Price, Series 2 Original Issue Price or Series 2A Original Issue Price, as

applicable, by the Series 1 Conversion Price, Series 2 Conversion Price, or Series 2A Conversion Price (each as defined below), respectively, in effect at the time of conversion. The "Series 1 Conversion Price" shall initially be equal to $1.33333. The "Series 2 Conversion Price" shall initially be equal to $1.62. The "Series 2A Conversion Price" shall initially be equal to $1.3255. Such initial Series 1 Conversion Price, Series 2 Conversion Price, and Series 2A Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in the Company's Amended and restated Certificate of Incorporation.

Mandatory Conversion

Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $4.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $25 million of gross proceeds to the Corporation (a "Qualified Public Offering") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant the provisions of the company's AR Certificate of Incorporation for voluntary conversion and (ii) such shares may not be reissued.

Anti-Dilution Protections

Holders of Preferred Stock are entitled to weighted average anti-dilution protections.

Series 2 Preferred Stock

The amount of security authorized is 3,500,000 with a total of 0 outstanding.

Voting Rights

1 vote per 1 share; however, investors in Series 2 Preferred Stock in this offering will be required to sign an irrevocable proxy, which will restrict their ability to vote, see "Proxy" below.

Material Rights

General

Please refer to general description of securities under material rights of Common Stock.

Proxy

Holders of Series 2 Preferred Stock who purchase their shares in this offering will grant the company a proxy in Section 22 of the Subscription Agreement and agree to allow the company's CEO to vote their shares on all matters submitted to a vote of the stockholders, including the election of directors. The proxy will be irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Series 2 Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series 2 Preferred Stock. (See subscription agreement for details).

Material Rights

Please refer to general description under material rights of Series 1 Preferred Stock, which describes the rights of all the series of Preferred Stock.

Series 2A Preferred Stock

The amount of security authorized is 7,000,000 with a total of 0 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

General

Please refer to general description of securities under material rights of Common Stock.

Material Rights

Please refer to general description of securities under material rights of Series 1 Preferred Stock, which describes the rights of all the series of Preferred Stock.

What it means to be a minority holder

As a minority holder of Series 2 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a

company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Warrant (10 year warrants as a $.75 exercise price)
  Final amount sold: $2,021,578.50
  Use of proceeds: Working capital, including payment of director, officer and employee salaries.
  Date: March 27, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes

appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company generates revenues from the sale of its products: glasses and related products.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

The company's gross revenues for the year ended December 31, 2020 were $8,831,947, a 6% decrease from $9,432,918 in 2019. The company's revenues were primarily derived from the sale of glasses and related products.

Cost of Goods

Cost of goods primarily consists of cost of inventory, storage costs, and shipping and handling costs as well as refunds and discounts. Cost of goods sold in 2020 was $4,074,922, a 13% decrease from $4,702,553 in 2019 , primarily due to the smaller volume in sales and supply chain efficiencies. Gross profit (revenues less the cost of producing those revenues) in 2020 was $4,757,025, an increase over $4,730,365 in 2019 of less than 1%.

Our gross margins improved to 53% in 2020 from 50% in 2019.

Operating Expenses

The company's operating expenses consist of cost of general and administrative, payroll, and sales and marketing. Operating expenses in 2020 amounted to $4,755,474, a 5% decrease from $5,029,231 in 2019. The primary components of this decrease were due to:

a $1,768,965 decrease in general and administrative expenses

a $89,414 decrease of payroll expenses due

offset by a $1,582,245 increase in sales and marketing expenses

Due to COVID-19, we eliminated all expenses related to brick and mortar business and redirected focus and resources to the DTC growth.

As a result of the foregoing factors, the company's net income from operations was

$1,551 in 2020 compared to a net operating loss of $298,866 in 2019.

Other expenses primarily consist of depreciation and interest related. Other expenses amounted to $549,508 in 2020, a 21% increase from $453,317 in 2019, related to higher interest costs in servicing our debt.

Net Income/Loss

As a result of the foregoing factors, the company's net loss for 2020 was $547,957, a decrease of 27% from a net loss of $752,183 in 2019.

Historical results and cash flows:

Since the end of the period covered by the financial statements, our revenues have decreased in the first 5 months of the year because of the impact of lingering COVID-19 issues, which resulted in lower sales.

We are beginning to see a recovery in the second half of the year. So far, revenues are outpacing 2020 and we expect them to continue to do so. We do not believe the historical results, which were impacted by an unprecedented pandemic, are indicative of what can be expected from our company in the future. We expect to continue to grow our company and recover from any negative impacts COVID-19 had on our business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 4, 2021, we have $800,000 cash on hand. The company has been able to receive resources from its founder, external investors through the sale of convertible securities, and the sale of its products.

The company plans to sign agreements with its noteholders to extend the maturity dates of its outstanding promissory notes. All convertible promissory notes with a current maturity date of March 31, 2022 will be extended through March 31, 2023 and interest will continue to accrue through that date. All notes with a current maturity date of December 31, 2022 will be extended to December 31, 2023, and the company will begin to make interest payments starting in January 2023.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the campaign will primarily be used for sales and marketing purposes including launching new products along with the associated build-up of inventory. The company has recently been operating on a limited budget, during which time management has been focused on sales and marketing and in limiting costs by

improving operating performances, including increasing the gross profit margin and reducing overhead expenses. Management does not believe the funds from this raise are critical for the day-to-day operations of the company, but rather the overall success in growing the business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We are a revenue-producing company and therefore the funding from this raise is not essential to our continued operation; however, the funds will be helpful in our focus to improve our marketing and sales campaign as well as launching new products.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current average burn rate is $265,000/month.

If we raise the minimum we can still operate indefinitely, but may need to scale back operations; however that will depend on the revenues we produce from our products.

How long will you be able to operate the company if you raise your maximum funding goal?

Our current average burn rate is $265,000/month.

As a revenue-producing company, raising the maximum would help us to more quickly and efficiently achieve both our short and long-term goals, but these funds are not essential. We can still operate indefinitely if the maximum is raised. We hope that with the maximum funding goal, we will be able to achieve and maintain profitability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, if necessary we can continue to tap into existing lines of credit and/or seek new ones.

Indebtedness

- **Creditor:** Benworth Capital Partners LLC (PPP Loan)
  Amount Owed: $266,307.00
  Interest Rate: 1.0%

Amount Owed: $266,307 (as of 3/18/2021)

- **Creditor:** WebBank (PPP Loan)
  Amount Owed: $265,482.00
  Interest Rate: 1.0%
  Amount Owed: $265,482 (as of 8/7/2020)

- **Creditor:** U.S. Small Business Association (EIDL Loan)
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: September 25, 2050
  Amount Owed: $150,000 (9/25/2020)

- **Creditor:** Various Note Holders (Bridge Financing)
  Amount Owed: $799,985.00
  Interest Rate: 4.0%
  Maturity Date: September 01, 2017
  Principal and accrued interest on the notes is convertible into Series 1 Preferred Stock issued in the Company's next round of preferred stock financing in which the Company raises at least $2.0 million. The price per share at the time of conversion will include a 10 percent discount to the lowest effective price per share paid by new investors in such financing. One of our directors, Sam Tramiel, beneficially owns a note with a principal value of $100,000.

- **Creditor:** Various Note Holders (2017A Note Financing)
  Amount Owed: $3,060,625.00
  Interest Rate: 4.0%
  Maturity Date: September 01, 2018
  Principal and accrued interest on the notes is convertible into Series 1 Preferred Stock issued in the Company's next round of preferred stock financing in which the Company raises at least $2.0 million. The price per share at the time of conversion will include a 10 percent discount to the lowest effective price per share paid by new investors in such financing. One of our directors, Jim Chiboucas, is the beneficial owner of notes with a principal value of $500,000, and another director Sam Tramiel is the beneficial owner of one note with a principal value of $100,000.

- **Creditor:** Various Note Holders (2017B Note Financing)
  Amount Owed: $1,350,000.00
  Interest Rate: 4.0%
  Maturity Date: September 01, 2018
  Principal and accrued interest on the notes is convertible into Series 1 Preferred Stock issued in the Company's next round of preferred stock financing in which the Company raises at least $2.0 million. The price per share at the time of conversion will include a 10 percent discount to the lowest effective price per share paid by new investors in such financing. An affiliate of one of directors,

Frederic Mayerson, owns a note with a principal value of $500,000.

- **Creditor:** Various Note Holders (2018 Note Financing)
  Amount Owed: $1,395,000.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2019
  Principal and accrued interest on the notes is convertible into Series 1 Preferred Stock issued in the Company's next round of preferred stock financing in which the Company raises at least $2.0 million. The price per share at the time of conversion will include a 10 percent discount to the lowest effective price per share paid by new investors in such financing. Four of our director and/our their affiliates own notes, specifically: Jim Chiboucas (principal value $250,000), Tadmor Shalon (principal value $100,000), Sam Tramiel (principal value $200,000) and Frederic Mayerson (principal value $200,000).

- **Creditor:** Venture Debt
  Amount Owed: $376,728.00
  Interest Rate: 12.0%
  During 2020 and 2019, the Company issued an additional $1,940,348 in Venture Debt with interest payable at a rate of 12 percent. The company accrued $234,696 and $142,032 of interest during 2020 and 2019, respectively, with a net balance outstanding of $376,728 as of December 31, 2020.

Related Party Transactions

- **Name of Entity:** Frederic Mayerson
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $450,000 Venture Debt loan from a director of the company.
  Material Terms: Amount: $450,000; Date Initiated: May 2019; Interest Rate: 14% per year, accrues and compounds of Dec 31 of each year; Due Date: Dec. 31, 2022.

- **Name of Entity:** Sam Tramiel
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $450,000 venture debt loan from a director of the company.
  Material Terms: Amount: $450,000; Date Initiated: May 2019; Interest Rate: 14% per year, accrues and compounds of Dec 31 of each year; Due Date: Dec. 31, 2022.

- **Name of Entity:** Jim Chiboucas
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $450,000 venture debt loan from the director of the company.

Material Terms: Amount: $450,000; Date Initiated: May 2019; Interest Rate: 14% per year, accrues and compounds of Dec 31 of each year; Due Date: Dec. 31, 2022.

- **Name of Entity:** Teddy Shalon
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $50,000 Venture Debt loan from 20%+ stakeholder in the company.
  Material Terms: Amount: $50,000; Date Initiated: May 2019; Interest Rate: 14% per year, accrues and compounds of Dec 31 of each year; Due Date: Dec. 31, 2022.

Valuation

Pre-Money Valuation: $29,154,432.06

Valuation Details:

The $29M valuation is estimated based on past performance, IP, existing customer base and market size.

We have sales totaling over $100M in retail sales for the life of the company and continue to grow. All of our products are patented and have full IP rights, and we currently hold 8 patents.

We also have a customer email list of over 500K of new and returning customers.

Further, the reading glasses industry is a $1 billion industry and the sunglass industry is estimated to be around $4 billion. We have proven that we can continue to capture a growing section of that growing market.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.64 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  StartEngine fee

If we raise the over allotment amount of $2,000,000.16, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  25.0%
  Offering costs related to the management of the offering, day-to-day operations, and employment costs.

- *Launch Sunglasses*
  10.0%
  10% of the raise will go toward launching our new sunglass line.

- *Launch Wallet Production Line*
  5.0%
  5% of funds raised will be used toward launching our planned wallets and the production line for the wallets.

- *Marketing*
  5.0%
  5% of funds raise will be spent on managing our marketing and PR campaigns.

- *Accelerate DTC Growth*
  36.5%
  Accelerate the growth of our direct-to-consumer base. We hope to expand our DTC efforts and grow our customer base.

- *Working Capital*
  15.0%
  Funding and short-term expenses for efforts toward growing our business.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.thinoptics.com/ (thinoptics.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/thinoptics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ThinOptics, Inc.

[See attached]

THINOPTICS, INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

August 5, 2021

To: Board of Directors, THINOPTICS, INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of THINOPTICS, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

August 5, 2021

THINOPTICS, INC.
BALANCE SHEETS
As of December 31, 2020, and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,565,713	$ 1,271,685
Accounts receivable, net	348,493	315,637
Inventory	1,668,804	1,504,814
Other current assets	125,626	136,721
Total Current Assets	3,708,637	3,228,857
Non-Current Assets		
Fixed assets, net	85,165	86,458
TOTAL ASSETS	**$ 3,793,802**	**$ 3,315,315**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts and credit cards payable	$ 709,581	$ 774,666
Other current loans payable	186,020	0
Other accrued expenses	864,967	2,314,197
PPP loans payable	265,482	0
Total Current Liabilities	2,026,050	3,088,863
Non-Current Liabilities		
EIDL loan payable	149,900	0
Convertible loans payable, non-current	8,510,348	6,570,000
TOTAL LIABILITIES	**10,686,298**	**9,658,863**
Shareholders' Equity		
Common stock (20,000,000 shares authorized of $0.001 par value, 5,390,334 shares outstanding)	5,390	5,390
Preferred stock (6,750,000 shares authorized of $0.001 par value, 4,475,189 shares outstanding)	4,475	4,475
Additional paid-in capital	4,484,511	4,484,511
Accumulated deficit	(11,385,881)	(10,837,924)
TOTAL SHAREHOLDERS' EQUITY	**(6,892,496)**	**(6,343,548)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 3,793,802**	**$ 3,315,315**

THINOPTICS, INC.

STATEMENT OF OPERATIONS

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, gross	$ 8,831,947	$ 9,432,918
Less: Cost of goods sold, refunds, and discounts	4,074,922	4,702,553
Gross Profit	4,757,025	4,730,365
Operating Expenses:		
General and administrative	1,058,603	2,827,568
Payroll	1,085,116	1,174,530
Sales and marketing	2,611,755	1,029,510
Total Operating Expenses	4,755,474	5,029,231
Net operating income	1,551	(298,866)
Other Expense:		
Depreciation (expense)	(32,962)	(32,641)
Interest (expense)	(516,546)	(420,676)
Net Loss	$ (547,957)	$ (752,183)

THINOPTICS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock, at par	Preferred Stock, at par	Additional Paid-In Capital	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
Balance as of January 1, 2019	**$ 5,390**	**$ 4,475**	**$ 4,479,812**	**$ (10,085,741)**	**$ (5,596,065)**
Issuance of common stock			4,700		4,700
Net Loss				(752,183)	(752,183)
Balance as of December 31, 2019	**$ 5,390**	**$ 4,475**	**$ 4,484,512**	**$ (10,837,924)**	**$ (6,343,548)**
Net Loss				(547,957)	(547,957)
Balance as of December 31, 2020	**$ 5,390**	**$ 4,475**	**$ 4,484,512**	**$ (11,385,881)**	**$ (6,892,496)**

THINOPTICS, INC.
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (547,957)	$ (752,183)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	32,962	32,641
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(32,856)	345,095
(Increase) Decrease in inventory	(163,990)	(133,382)
(Increase) Decrease in other current assets	11,095	(30,778)
Increase (Decrease) in accounts and credit card payable	(65,085)	(531,093)
Increase (Decrease) in other accrued expenses	(1,033,848)	1,923,565
Net Cash Used In Operating Activities	(1,799,679)	853,865
Cash Flows From Investing Activities		
Capital expenditures	(31,669)	(55,464)
Net Cash Used In Investing Activities	(31,669)	(55,464)
Cash Flows From Financing Activities		
Proceeds of notes payable	1,940,348	20,000
Other capital adjustments	(992)	4,700
Net Cash Provided By Financing Activities	2,125,376	24,700
Net Change In Cash	294,028	823,101
Cash at Beginning of Period	1,271,685	448,584
Cash at End of Period	$ 1,565,713	$ 1,271,685

NOTE 1 - NATURE OF OPERATIONS

THINOPTICS, INC. ("the Company") is a corporation organized under the laws of the State of Delaware on December 1, 2010. The Company is in the business of design, manufacture, and sale of eyewear products. The Company is headquartered in Sonoma, California.

Since inception, the Company relied on issuances of equity and debt to fund its business. The Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company had $1,565,713 and $1,271,685 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. As of December 31, 2020, and 2019, the Company had $348,493 and $315,637 in accounts receivable, respectively.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company maintained fixed assets with a net book value of $85,165 and 86,458 as of December 31, 2020 and 2019, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company recognizes revenue from product sales at the point of sale, net of sales taxes, net of discounts and allowances, under the accrual method of accounting. Discounts provided to customers are recognized as a reduction in sales as the products are sold. Cost of goods sold include the cost of inventory, storage costs, and shipping and handling costs.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has two classes of stock. The Company has authorized 20,000,000 shares of $0.001 par value of common stock and 6,750,000 shares of $0.001 par value preferred stock.

Additionally, the Company has issued 325,800 warrants for common stock and 2,697,699 warrants for preferred stock and the Company has issued common stock options for 4,366,792 shares of common stock.

The outstanding shares of Series 1 Preferred Stock are convertible in a ratio of 1:1 shares to common stock. All preferred stock has voting rights equal to the number of whole shares of common stock into which the shares of preferred stock are convertible. During 2020, no shares of preferred stock were converted to common stock.

NOTE 5 –DEBT

Convertible Notes
The Company has issued approximately $6,570,000 and $6,570,000 in convertible note principal as of December 31, 2020 and 2019, respectively. All the notes accrue interest at the rate of 4 percent per annum. Principal and accrued interest on the notes is convertible into Series 1 Preferred Stock issued in the Company's next round of preferred stock financing in which the Company raises at least $2.0 million. The price per share at the time of conversion will include a 10 percent discount to the price per share paid by new investors in such financing. The Company accrued $281,850 and $262,677 of interest on the convertible notes during 2020 and 2019 with a net balance of interest payable of $798,370 as of December 31, 2020.

Venture Debt
During 2020 and 2019, the Company issued an additional $1,940,348 in Venture Debt with interest payable at a rate of 12 percent. The company accrued $234,696 and $142,032 of interest during 2020 and 2019, respectively, with a net balance outstanding of $376,728 as of December 31, 2020.

PPP Loan
As part of the Coronavirus Aid, Relief and Economic Security ("CARES") Act passed in 2020, the Company received a Paycheck Protection Program ("PPP") loan through the Small Business Administration ("SBA") for $265,482 ("PPP Loan"). Under the provisions of the loan agreement the loan may be subject to forgiveness based on using the proceeds for payroll and certain other eligible expenses over a defined period and maintaining staffing levels. The Company believes a all or a significant portion may qualify for forgiveness but it is uncertain until the application for forgiveness is reviewed and a decision is made by the SBA. Loan principal amounts not forgiven, accrue interest at 1 percent per annum, will be repaid after a six month payment deferral over the following eighteen months.

EIDL Loan
In response to the Coronavirus (COVID-19) pandemic, the US Small Business Association offered small business owners Economic Injury Disaster Loans ("EIDL"). EIDL loans were designed to provide economic relief to businesses that were experiencing a temporary loss of revenue due to the impacts of COVID-19. EIDL loan proceeds can be used to cover a wide array of working capital

and normal operating expenses. The Company received a $149,900 EIDL loan. Loan amounts, including accrued interest at 3.75 percent and principal payments, will be repaid monthly after a twelve month payment deferral over the following twenty nine years.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company is not aware of any material related party transactions outside the normal scope of business operations.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2010. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is in the process of preparing for a securities offering exempt from registration under Regulation CF. The securities offering will be listed with StartEngine and they will receive compensation for the listing commensurate with its standard terms.

Management's Evaluation
Management has evaluated subsequent events through August 5, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

ThinOptics

Always With You


ThinOptics

Website | Sonoma, CA | CONSUMER PRODUCTS

At ThinOptics, we invented the "glasses on your phone" category in the market. By creating light, thin, durable glasses, we strive to create long-standing relationships between our products and customers. In short: We're Always With You.

$417,260 raised

292 Investors	$29.2M Valuation
$1.62 Price per Share	$495.72 Min. Investment
Preferred Shares Offered	Equity Offering Type
$2M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 20 | Comments | Follow

Reasons to Invest

- Sold in over 125 countries at a price point starting at 20 USD, we're disrupting the 4 billion dollar US eyewear industry, and even broader international industry, with quality, style and convenience. Our ultra-thin reading glasses can go viral simply by their usage.
- As a cherished brand with new products protected by a strong patent portfolio, we have significant growth opportunities. Plus, we are a revenue stage company with proven product-market fit.
- We have a passionate team comprised of grit and vision. Our engineering team continues to develop new innovations to deliver powerful vision solutions to our customers.

OVERVIEW

Thinnest. Glasses. Ever

40 Million people in the US look for their reading glasses multiple times a day (Source). They spend a billion dollars every year buying multiple pairs and stashing them everywhere despite not being able to **find them when they need them**.

At ThinOptics, our concept is simple enough - since your smartphone is always with you, we set out to develop thin, comfortable reading glasses that fit on the back of your phone. Since then, we've grown our product line to include phone cases, keychain cases, credit card sized cases, full frame reading glasses and sunglasses.


Less than
3.5mm

Rewards

Get rewarded for investing more into ThinOptics:

$498+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,000+ Investment

$1,000+

Receive a 15% Ambassador code for ThinOptics products - for one year to one investor account of record.

$5,000+ Investment

$5,000+

Receive a 15% Ambassador code for ThinOptics products - for one year to one investor account of record, plus 5% additional bonus shares

$10,000+ Investment

$10,000+

Receive a 20% Ambassador code for ThinOptics products - for one year to one investor account of record, plus 7% additional bonus shares

$25,000+ Investment

$25,000+

Receive a 25% Ambassador code for ThinOptics products - for one year to one investor account of record, plus 10% additional bonus shares

ThinOptics reading glasses are created from medical grade materials like Nitinol, the super-elastic memory-metal alloy used for heart stents, and incredibly slim, bulletproof-strong polycarbonate lenses.

Our state-of-the-art manufacturing technologies create a consistently high-quality product. Since our launch in 2010, we have sold over **$100 million in retail sales** in reading glasses alone.

THE PROBLEM

As Tech Centric as Our World is, Glasses are Late to the Game


US consumers spend over $4 billion on glasses every year, yet there is little evolution in the industry

Every year, billions of dollars are spent to engineer ever more beautiful, high-resolution displays for our computers and phones, but the same kind of energy has not been allocated toward reading glasses. As a result, there has been very little evolution since their invention in the late 13th century.

THE SOLUTION

Reading Glasses Backed by Sophisticated Technology


Glasses that go where you go

We created the bridge between eyeglasses and mobility by designing super-strong, lightweight glasses that can adhere to any flat, non-porous surface -- and are most optimally utilized when attached to your mobile phone. ThinOptics' solutions enable both sunglasses and reading glasses to be Always With You.

Expanding product line with great margins


SHADO
65% DTC Gross Margins

Our main source of revenue is direct-to-consumer both on our website and Amazon. This makes up over **90%** of our revenue. All sales are paid in advance, with prices ranging from $20 to $130. Our AOV on ThinOptics.com YTD is $49 and for the month of September it was $54.

- COGs are **30%**
- Gross Margin is **55%**
- Contribution Margin after commissions and Acquisitions costs is **31%**

A new-to-file customer will contribute a gross margin amount of **$50** over a one year period. Plus, **30%** of our customers repurchase in the first year.


30% of consumers repurchase in the first year

OUR TRACTION

12 Issued Patents and More On the Way

Issued patents



Pending patents



We have built a brand of Always With You vision solutions that integrate with all lifestyles and needs. To date, our vision solutions have generated over **100 million dollars** in retail sales of 5 million units, to more than 2 million loyal customers.


$100M+
in reading
glasses sold
ThinOptics

After launching our readers, we quickly added a pod that could go on any phone case to hold them. Then, with those features in mind, we started adding more Always With You form factors like the keychain, the credit card holder, blue light blockers, anti-fog, and Connect glasses, which are full frame reading glasses that affix to your smartphone by employing a magnet secured with double-stick adhesive. The magnet then anchors to the Connect case, enabling nimble & convenient removal from your phone, laptop or tablet.

Additionally, we are preparing the launch of a new line of sunglasses and a reader wallet.

THE MARKET

About 31% of the Population Needs Reading Glasses

The US reading glasses market is $4 billion dollars and the international market is even broader. (Source)

About **31%** of the population needs reading glasses due to age-related farsightedness (Source). Most people who need reading glasses have numerous pairs throughout their environment because they can never find their glasses when they need them.


$4 billion
Reading glasses
industry
31% of people
Need reading
glasses

Creating the **Always With You** formula has allowed our customers to always know where their glasses are and not experience the worry and embarrassment of not being able to read the menu, the receipt, the price tag, etc.

We continue to innovate with new Always With You products to help solve a need for our customers. ThinOptics are not like other readers; they are exceptionally durable, ultra- light and fabricated with superior engineering and design standards, all enabled with a mobile form factor. We are the **#1 branded reading glasses company on Amazon** and all of our products are backed by patents and trademarks.


#1 Branded reading glasses company on Amazon
ThinOptics Flashcard Rectangular Reading Glasses, Black Frames/Black Case, 44 mm + 2
FSA or HSA eligible

WHY INVEST

Design, Utility, Freedom

We are here to solve a daily problem for tens of millions of people, transforming a commodity product to a life long relationship with proprietary solutions that are now ready to scale.


Transforming the eyewear industry

Our vision is simple...
1. To reach $50 million annual revenue by 2023 and $100 million in 5 years.
2. To position ourselves as the eyewear of design, utility, and freedom.
3. Expand our offering to on demand prescription with better design, cheaper and faster.

In the Press

JustLuxe HICONSUMPTION LUX EXPOSÉ

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Meet Our Team



Gadi Ponte

CEO and CoFounder

Over 30 years of executive experience in innovation, product management. A vast experience in operations, manufacturing, and supply chain within the high technology and diverse traditional industries.

Gadi served in senior executive positions at SanDisk & EyeFi, with extensive experience working in China, Korea, Japan, and Taiwan.

In the last seven years, Gadi was part of ThinOptics leadership from inception. Gadi built the scalable WW operations and the engineering of ThinOptics to make flawless shipments to DTC to 125 countries. Gadi created the WW brick and mortar distribution in UK, AU, Canada, and Mexico. He was overseeing the operations, products innovation, and international sales.

In 2018 Gadi was assigned as the company's president overseeing the operations, product management global sales.

In June 2020, Gadi became the company's CEO. Since then, the DTC and Amazon business has been improved and scaled so that the business is transforming into a long-term customer relationship.

During his tenure, Gadi invented most of its products and solutions and brought them to life.



Teddy Shalon

Board of Directors Chair

Mr. Shalon has over forty years of experience as an accomplished entrepreneur, focusing on multidisciplinary ventures. During this time, he has applied his broad technical background, spanning, material science, electronics, software, optics, pharmaceutical development, and clinical science, in formation of multiple startups. Teddy is also experienced in management, marketing and finance. He's applied these skills, assembling and leading several product teams into fully integrated companies.

Teddy started his first company when he was 22. It developed surgical devices. He then moved on to medical informatics and founded Ivy Technologies and served as its President and CTO from its inception until its acquisition by a biomedical subsidiary of Nestlé. He subsequently co-founded a life science incubator, Metaphase, where he oversaw all technical and clinical developments.

Teddy continued as an executive with two of the companies that emerged from Metaphase, taking each from its formation through its exit. BioPolymerix, a developer of inert antimicrobial coatings for medical applications, was acquired by Biocompatibles International. Synteni, a developer of microarrays for measuring gene expression acquired by Incyte Genomics.

As the managing director of Shalon Ventures Research dedicated to creating and investing in seed multidisciplinary projects. He founded and led the development of several companies including Neosil, a dermatology-focused specialty pharmaceutical company (sold to Peplin); AirXpanders a reconstructive surgery device company (IPO); Osteogenix an orthobiologic company (sold to Medtronic); ThinOptics, creating ultrathin glasses, Dreamade disrupting the sleep aid market, and WaterGuru, a recreational water purification company. He also serves as a general partner at Prolog Ventures where he vets the technology of its investments.

Teddy was born in Israel in 1957 and came to the U.S. in 1970. He received an M.S. in Computer Science, a B.A. in Physics, and a B.S. in Electrical Engineering from Washington University. He lives and works in Palo Alto with his wife Michal, and has a daughter Tesha and two sons Liam and Nitan.



Fred Mayerson

Board Member

Frederic Mayerson is the Founder, Chairman and Managing General Partner of Maywic Select Investments, a venture firm focusing on growth companies and the Founder and Principal of The Frederic H. Mayerson Group, a diversified investment firm.

For the last 35 years, Mr. Mayerson has been involved in ventures focusing on consumer goods, communications, restaurants, toys and juvenile products, outsourcing, and corporate services. Throughout his career he has served on a number of Boards, public and private – including Peloton, Chi-Chi's Mexican Restaurants, Build-a-Bear Workshop, ITC Telecom (sold to NYSE: Williams Group), Cap Toys (sold to NASDAQ: Hasbro), and others.

Mr. Mayerson also has owned and managed prime office, shopping centers, and retail space and continues to be active in real estate. He was Chairman of United Sports Ventures, an owner of minor league baseball and hockey teams that won six championships. He has co-produced twelve Tony Award winning Broadway musicals and a Pulitzer Prize-Winning drama.

A graduate of the University of Michigan Law School with an undergraduate degree from Miami University, he received a Fellowship to the World Court in The Hague and practiced law in New York City before returning to Cincinnati to begin his business career. He is a member of several professional and charitable organizations, especially those concerning children and education. Mr. Mayerson's affiliations have included: Director of U.S. Bank Board of Advisors, Trustee of the Mayerson Foundation, Member of The League of American Theatres and Producers, Director of the Robert F. Kennedy Center for Human Rights, and Member of the Advisors of the Korey Stringer Institute of the National Football League. He has run the Montreal Marathon, raced as a licensed NASCAR driver – and continues to enjoy swimming with his dogs.



Blake Kuwahara

Chief Designer

Responsible for all ThinOPTICS eyewear design. Was awarded the optical industry's most prestigious award, SILMO d'Or, in 2016 for the "KAHN" and has been nominated an additional three times by SILMO for Best Frame and Sunglass Design. First gained recognition as the creator and founding designer of KATA Eyewear. A member of the Council of Fashion Designers of America (CFDA) and serves as a board member of the Eyewear Designers of the CFDA (edDCDA) and is on the Vision Council's Diversity, Equity & Inclusion task force.



Sam Tramiel

Board Member

Sam Tramiel is currently on the board of Thin Optics. He has served on the board for over 5 years. He is also a partner in Tramiel Capital, Inc., a real estate company, since 1996. Prior to that he was the President of Atari Corp, from 1984-1995. He received a B.A. in economics from York University in Toronto, Ontario, Canada.



James Chiboucas

Board Member

As vice chairman and chief legal officer of KBS, Mr. Chiboucas is responsible for strategic planning and all legal affairs regarding the real estate investment operations of the company. He also manages the legal counsel retained to provide legal services for the company. He also assists with the establishment of the various KBS funds and manages their registration with the various regulatory agencies including the SEC and FINRA.

Mr. Chiboucas has 35 years of experience in the real estate and investment industry, including capital raising, finance, acquisitions, dispositions, development, management, and marketing. He has been with KBS since its inception in 1992 and previously with Koll Real Estate Group and The Koll Company since 1988. Mr. Chiboucas has extensive board of director experience, currently serving on three private company boards as well as participating in the five public company boards advised by KBS.

Mr. Chiboucas graduated summa cum laude and Phi Kappa Phi from the University of Southern California with a bachelor's degree in business and later with a juris doctorate.



Yarra McClure

VP of Demand Generation & eComm Marketing

Yarra is a unique combination of data-driven marketer and growth driver. As the VP of Demand Generation & eComm Marketing for ThinOptics, Yarra brings deep experience across digital, social, and mobile platforms. Her laser focus on the intersection of metrics and creativity has made Yarra a change agent positioning brands to acquire and retain customers, drive sales, and grow. Her entrepreneurial approach has helped her to position fashion brands from a B2B to D2C focus--making her an ideal fit for the start-up environment at ThinOptics.

With 18 years of experience in consumer-facing brands, she has driven company direction and cross-functional processes from a marketing point of view. Her holistic perspective, merchant mindset, and collaborative leadership approach bring strategic direction forward--ultimately mapping business cases to profitability. Yarra brings a revenue focus that enables her to strategically build campaigns that increase brand recognition, establish an emotional connection with the consumer, and support ThinOptics to gain viral status as a brand.



Wendy Barnao

VP of Finance & Administration

Born and raised in upstate New York, Wendy received a BS in accounting from Binghamton University and an MBA from Buffalo University. She began her career in the Comptroller's department at The Prudential Insurance Company in New Jersey before setting her sights on sunny California. Wendy had worked in the international accounting and consolidations departments of many Silicon Valley Semiconductor companies before joining in the excitement of ThinOptics. She started in the very early days of ThinOptics and fast-tracked her way from a part-time consultant to the VP of Finance and Administration.

Wendy has 2 college-aged boys and has spent many years on the Boards of the PTA and Pony Baseball League during their tenure. She has held positions as Treasurer, Vice President and President along the way. Currently, she lives in Morgan Hill, California with her husband of 24 years, father-in-law and 2 sons.



Sabrina Galyen

Director of Digital Marketing

Over 15 years of experience in eCommerce and brand marketing. Hailing from the outdoor and action-sport industry, built brands from the ground up. Ensuring the relevance as the brand grows through each digital channel from organic to paid. Responsible to meld IT, eCommerce, and Marketing to ensure ThinOptics performs optimally through all DTC channel efforts.



Ramona Smith

Manager, Brand Security & Customer Care

Mona joined ThinOptics in September of 2016 as a Customer Service agent. Mona oversees a team of 12 Customer Service agents that are located overseas. Under her management, this team has grown into a revenue-generating, omnichannel support team. This team is also responsible for in-house Brand Protection and has removed millions of dollars in counterfeit products.

She comes from a strong background that includes community service and leadership through the Washington State Jaycees, where she served as Chapter President as well as several other leadership positions. Her project management proved to be excellent and she received several awards, including National recognition.

Mona holds a degree in Early Childhood Education as well as education in Forensic Psychology. She has continued to seek training and self-education on new and best practices to continue to improve and grow the ThinOptics Customer Service team.

Company : ThinOptics, Inc.

Corporate Address : 1620 Carneros Meadows Lane, Sonoma, CA 94536

Offering Minimum : $9,998.64

Offering Maximum : $2,000,000.16

Minimum Investment Amount (per investor) : $495.72

Terms

Offering Type : Equity

Security Name : Series 2 Preferred Stock

Minimum Number of Shares Offered : 6,172

Maximum Number of Shares Offered : 1,234,568

Price per Share : $1.62

Pre-Money Valuation : $29,154,432.06

Investors who invest over purchase 70,000 or more shares will receive additional rights and sign on to the Voting Rights Agreement and the Investors' Rights Agreement attached as Exhibit F to the offering memorandum. Please review the Company Securities section and Exhibit F of the Offering Memorandum for further information.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based

Friends and Family

Invest within the first 24 hours and receive an additional 10% bonus shares, plus a 25% Ambassador code for ThinOptics products - for one year to one investor account of record.

Super Early Birds

Invest within the next 72 hours and receive an additional 7% bonus shares, plus a 20% Ambassador code for ThinOptics products - for one year to one investor account of record.

Early Birds

Invest within the next 7 days and receive an additional 5% bonus shares, plus a 15% Ambassador code for ThinOptics products - for one year to one investor account of record.

Investment Incentives and Bonuses*

Amount-Based:

$1,000+

Receive a 15% Ambassador code for ThinOptics products - for one year to one investor account of record.

$5,000+

Receive a 15% Ambassador code for ThinOptics products - for one year to one investor account of record, plus 5% additional bonus shares

$10,000+

Receive a 20% Ambassador code for ThinOptics products - for one year to one investor account of record, plus 7% additional bonus shares

$25,000+

Receive a 25% Ambassador code for ThinOptics products - for one year to one investor account of record, plus 10% additional bonus shares

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

ThinOptics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series 2 Preferred Stock at $1.62 / share, you will receive 110 shares of Series 2 Preferred Stock, meaning you'll own 110 shares for $162. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Investors in Series 2 Preferred Shares in this offering will be required to grant a proxy to vote their shares to the company's Chief Executive Officer; see "Risk Factors" including "Risk Factors – Investors in our Series 2 Preferred Stock will have to assign their voting rights" and "The Company's Securities -- Series 2 Preferred Stock – Material Rights – Proxy"

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Introducing Readers + iPhone 13 Phone Cases

5 days ago


ThinOptics

When you find yourself at an age where you need to have a pair of Readers within arm's reach, it becomes just one more thing you have to keep track of in a busy life. We've all felt that sinking feeling of forgetting something on our rush out the door. At ThinOptics, we set out to solve this problem with our revolutionary vision solutions.

Chances are, you've always got your phone nearby; right?

ThinOptics has been creating durable phone cases to fit the most popular smartphone models since 2015. Our phone cases not only protect your phone, but are also designed with a pair of the world's thinnest readers that fit on the back!

We're pleased to now offer a line of phone cases for the new iPhone 13.

Designed to fit all four styles of this newest iPhone - **13**, **13 Mini**, **13 Pro**, and **13 Pro Max** - all four cases provide superior protection for your phone while not interfering with buttons or the camera lenses, and all four cases give you the freedom to choose readers from four lens strengths and six frame colors.

Our Readers + Phone Case vision solution solves two problems - protecting your investment in your phone and having clear vision that's Always With You. It's one more product we've developed to help you keep your focus, no matter how busy your day becomes.

To become part of the Vision Solution Revolution, invest in ThinOptics here.

Our Supply Chain and How We Are Meeting Our (many) Orders

12 days ago

You might not be seeing headlines about supply chain woes as much in this new year, but that doesn't mean that the global issues have been resolved. The typical consumer may have resigned themselves to expecting an excuse of "*supply chain delays*" when ordering online products, but we're doing our best to not meet those expectations!

Based in Sonoma, California with production and shipping capabilities, our domestic orders are shipped via USPS with an average arrival time of 3-7 business days. International orders are shipped via DHL (currently to customers in 127 different countries).

When an order is delayed due to supply chain issues, it's not the shipping provider, but the brand itself that may lose the customer. When that customer is satisfied with their experience, however, their likelihood of returning is high, indicating that reliable fulfillment times may be the key to earning customer loyalty.

By having in stock and ready to ship the goods that customers want to buy, we exceed our customers' expectations, thereby turning new customers into loyal customers and loyal customers into brand enthusiasts for our remarkable vision solutions!

Since our inception, we've worked hard to ensure that we're properly insulated from supply chain issues. We realize time is *always* of the essence, and the need for a convenient solution to blurry vision is no exception. We're a strong company with loyal customers; which is why we are a strong investment opportunity.

To become a part of the amazing things we're doing at ThinOptics, invest in our crowdfunding campaign here.

Our Solution to the Corrective Eyewear Problem

20 days ago


ThinOptics

When our founders identified a lack of innovation in the corrective eyewear space, they set out to remedy that with the Vision Solution that has become synonymous with ThinOptics, our best-selling **Readers + Universal Pod**.

The **Readers** were designed to offer a beautiful and convenient vision solution to those who suffer from blurred vision when they read. ThinOptics Readers are not like other readers; they are exceptionally durable, ultra-light, and fabricated using superior engineering and design standards, all enabled with a mobile form factor. So it was no surprise when the Readers + Universal Pod catapulted us to the #1 branded reading glasses company on Amazon.

The case solution for our Readers, the **Universal Pod**, on the other hand, is the ultimate in mobile eyewear solutions, attaching (via an included non-residue adhesive strip) to nearly any hard and flat surface, including the back of your smartphone or your laptop. This versatile Pod can also just as easily slip into your wallet, purse, or pocket so you can rest assured that clear vision is Always With You!

These two flagship products have paved the way for many more innovative products, including Phone Cases, Keychain Cases, Sunglasses, and more. Because our products integrate with all lifestyles and needs, they have generated retail sales of more than 5 million units, and upwards of 2 million satisfied & loyal customers to date.

We're beyond grateful for the support we've received so far and excited for what's to come. To become a part of the corrective eyewear revolution, invest in our crowdfunding campaign here.

Our Commitment to Global Vision

21 days ago

As we welcome the new year, it is a great time to highlight ThinOptics' focus for 2022.

With over a quarter of the world's population requiring some type of corrective eyewear support (and literally everyone needing to wear sunglasses to protect their eyes from harmful UV rays), our aim is to continue **revolutionizing the global corrective eyewear industry** by offering top quality vision solutions with timeless style and unmatched convenience.

And when we say, "Global", we mean it:

- 🌎 90% of our direct-to-consumer international business comes from 20 countries, including the UK, Australia, Canada and Japan
- 🌍 Our website customizes the user experience by optimizing for the native language and local currency & payment processor options for international customers
- 🌏 We currently ship to 127 countries using DHL

Our incredibly thin and lightweight Readers, Reading Glasses, Blue Light Blockers and Sunglasses (with incredibly thin and lightweight compatible cases to match) fit on the back of a smartphone – or any non-porous, hard & flat surface, really. These **Always With You** vision solutions give consumers the freedom to move full speed ahead in today's highly mobile world without ever worrying about or forgetting their glasses again.

Become part of the Global Corrective Eyewear Revolution by investing in our crowdfunding campaign here.

We've reached $400K!

about 1 month ago



We're beyond thrilled to share that we've crossed the $400K threshold within two months of the launch of our crowdfunding campaign.

To all of our supporters and investors, thank you for helping us transform the eyewear industry. We wouldn't be where we are today without you. Together, we're creating a state-of-the-art solution for the 31% of the population who relies on reading glasses.

This is only the beginning for ThinOptics. With 12 patents granted and 14 more pending, there is endless opportunity ahead. If you'd like to join the eyewear revolution and become part of the ThinOptics family, you can invest now.

Happy Holidays from ThinOptics

about 1 month ago


ThinOptics
ThinOptics
ThinOptics

As Holiday Celebrations continue, we take a moment to focus on wishing our ThinOptics Community the warmest of Season's Greetings.

The future is bright because of your investment in us, and that strengthens our pledge to continue engineering our **Always With You** Vision Solutions.

Happy Holidays from all of us at ThinOptics.

Happy Thanksgiving from Our Team to You

2 months ago


Happy Thanksgiving
from
ThinOptics
ThinOptics

In life, as with vision, it's easy to lose focus.

With a steady stream of goals & deadlines running up against the never-ending potential roadblocks, it's easy to understand too.

But it's in the refocusing — the recalibrating — that we can pause to breathe, look around, and be grateful for where we are, how far we've come, and the fact that we may continue the journey.

Today, we express extra gratitude not just for our day-to-day good fortune of a close-knit team creating life-changing solutions for the problems of millions; but for you, our investors.

We truly believe in our product, and while there are many fundraising avenues from which to choose, we chose crowdfunding because we also believe that our customers believe in our product.

Time and again, it's been proven that just one use of any of our Vision Solutions can turn a customer into an evangelist. And those are the people with whom we want to grow and continue to serve.

As entrepreneurs, we understand how big of a role faith, trust & confidence plays in our daily lives. Your faith in our product, trust in our team, and confidence in our vision are humbling. It's gratifying to know that the vision of our founders has become a vision solution and beacon of hope for so many in need.

The future is bright because of your investment in us. And as we celebrate Thanksgiving with our loved ones, we recalibrate once again with both eyes on that future — eager to welcome it with innovations that will continue to improve lives.

Happy Thanksgiving from all of us at ThinOptics.

Why We Are Passionate About Changing the Eyewear Industry

3 months ago



It's difficult to believe that despite the billions of dollars spent to engineer ever more beautiful, high-resolution displays for items like our phones and computers, reading glasses have stayed nearly the same since their invention in the late 13th century.

With almost 31% of the population relying on reading glasses, we knew a change was needed in the eyewear industry — and we were ready to make it. After all, invention and product development are part of our DNA.

So we set out to address the need for convenient access to reading glasses by combining ultra-thin corrective eyewear solutions with tech-centric cases that complement your smartphone — and your lifestyle.

Backed by our very own sophisticated technology, we were able to invent the "glasses on your phone" category in the market, which completely advanced the world of reading glasses.

We believe the corrective eyewear industry deserves the energy that other high-resolution displays receive, and we're showing the world the endless possibilities ahead.

To become a part of the corrective eyewear revolution here at ThinOptics, invest in our crowdfunding campaign here.

Why Invest in ThinOptics

3 months ago



When it comes to reading glasses, there has been very little evolution since their invention in the late 13th century — something that's perplexed us for the entirety of our existence. So much so that we set out to create the perfect reading glasses that were not only durable, but Always With You.

This idea came to life when the inventor of ThinOptics, Teddy Shalon, was on a long bike ride with a friend. His friend had forgotten his reading glasses and asked Teddy to read a text message because he couldn't see it.

Twenty contemplative miles of riding later, the idea of creating an all-in-one Always With You pair of reading glasses in a case that fits on the back of any smartphone was born.

A team of engineers and visionaries was assembled in Silicon Valley and we immediately got to work. What we estimated would take six months of development ended up taking more than 30 months (and over 200 prototypes on countless noses), but the end result was our flagship product, the Readers + Universal Pod.

The Universal Pod is an ultra-thin, super durable & versatile case that protects your ThinOptics Readers while fitting effortlessly on the back of a smartphone. Since its debut, our product line has grown substantially to include phone cases, keychain cases, sunglasses, and more.

We launched our StartEngine crowdfunding campaign to help raise funds for further product innovation. As a revenue stage company with proven product-market fit, our strong patent portfolio allows us significant growth opportunities.

To become a part of the amazing things we're doing at ThinOptics, invest in our crowdfunding campaign here.

Introducing the ThinOptics Clarity Kit

3 months ago


ThinOptics
CLARITY KIT
TEST KEEP SHARE
ThinOptics
+1.00
+1.50
+2.00
+2.50
A MODERN MARVEL OF ENGINEERING

Since the launch of our very first ultra-thin reading glasses in 2010, we've been disrupting the 4 billion dollar US eyewear industry (and even broader international industry). Thanks to our patented, groundbreaking technology, we're able to provide those suffering from vision loss with quality, style, and convenience.

Although we've grown our product line to include frontpage glasses, wallets, and sunglasses, our engineering team continues to develop new innovations to deliver powerful vision solutions based on the needs of our customers.

In August 2021, we conducted a survey that revealed that many people abandon their carts on our site because they're unsure what strength reading glasses they need. Those insights were crucial for us and helped us determine the need for a product that makes it easier for customers to understand which reading glasses will help them see more clearly.

The Clarity Kit allows customers to test our glasses in the comfort of their own homes, giving them the opportunity to try out multiple use cases since they will need different strength glasses for various uses.

Through this process, we've been able to reinvent the way people shop for reading glasses in a way only ThinOptics could. You can learn more about our exciting new product here.

Ready to find your strength? Shop the Clarity Kit.

Become a part of the corrective eyewear revolution by clicking here to invest in ThinOptics.

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Jose F. 3 INVESTMENTS 5 days ago
Hello. I have made my investment 3 months ago and haven't received yet the ambassador code. Is it available? Thanks!
0

Ashvinkumar P. 6 INVESTMENTS a month ago
If you have sold $100M of glasses in last 7 years, why do you need to raise fund now ?
How will you use fund raised in this round?
What is the expansion plan and target revenue for 2022 and what is your confidence level hitting the target?
2 View 1 reply

Claudio H. 1 INVESTMENT 2 months ago
Hi! Long term customer and now also a proud investor. I need to get a couple of extra pairs of reading glasses, is the ambassador code already available? Great job!
0 View 2 replies

William L. 5 INVESTMENTS 3 months ago
I have been a customer for the past 2 years. I am never without my readers and use them so frequently that I unconsciously reach for them on the back of my phone. So happy to have the opportunity to invest in this wonderful company. I wish ThinOptics all the best!
0 View 1 reply

David B. 1 INVESTMENT 3 months ago
Just wanted to share that I bought your keychain product quite a while ago and was thrilled to recently discover I could invest---I love your readers and I ALWAYS share your company info when folks react upon seeing those readers pop out of the keychain! Great product!
0 View 1 reply

Jaime J. 4 months ago
It is possible an invest if I live in Chile? When do you estimate that you will be able to distribute dividends?
1 View 1 reply

Ashutosh G. 27 INVESTMENTS 4 months ago
Thanks for responding to my queries. You have mentioned about shipping worldwide from CA warehouse but in form C, you have mentioned about manufacturing centre in Taiwan and China. Although you are charging upfront to the customer for the shipping fees, but it will be costly due to 2 shipping costs. E.g if someone order from India, you will bring from China to US and then US to India. Due to current high freight charges, it will impact the sales as well. Are you planning for alternative manufacturing centre along with China. Also my next question is about patent in 124 countries, where you are selling without patent. What if someone copy design in these countries like India where are you selling without patent
0 View 1 reply

Ashutosh G. 27 INVESTMENTS 4 months ago
Wow $155K in just 2 days, Amazing. I am planning to invest but can you please clarify in what all countries you are selling the product particularly in Asia and how are you controlling the shipping expenses considering selling in almost every country. Do you manufacturing Centre located in multiple countries to handle request for different regions? 12 Approved patents in which countries?? How much GM you are at now and what is the strategy for next 3-5 years in terms of IPO or acquisition. Since you have sold products of millions of dollars, have you not received any acquisition request so far
0 View 1 reply

Lynda S. 4 months ago
I am having trouble getting wiring instructions
0 View 1 reply

Jefferson W. 4 INVESTMENTS 4 months ago
I wold like to invest through my IRA...is this possible with non-public stock?
0 View 2 replies

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video:

Gadi: How many times have you lost your glasses? Or bought a new pair to replace broken lenses? Millions of Americans waste countless hours and billions of dollars on eyewear every year. We're stashing pairs everywhere— from the nightstand to the office— just to keep track.

The idea for ThinOptics first came to our co-founder Teddy on a bike ride when his friend forgot his glasses and couldn't read his text messages. Why not have glasses that can come with you everywhere?

We followed our passion for engineering, design, and utility to develop a line of reading glasses, blue light blockers and sunglasses with compatible cases that fit on the back of your phone. Built to last with medical-grade device materials, our products give consumers the freedom to move full speed ahead in today's highly mobile world without ever worrying about their glasses again.

With a price point starting at 20 dollars, sold in 127 countries. We believe we can disrupt the 4 billion dollar reading glasses and sunglasses industry with quality, style and convenience.

Jim: It started at lunch with members from my country club. One of the members, like magic, made reading glasses appear from what looked like thin air, to read our menu. As it turned out, he pulled them from an ultra-thin case attached to the back of his smartphone. Immediately we all had to have a pair, and just like that, a half a dozen pairs were sold. I had to invest.

Just using my ThinOptics glasses in front of others has resulted in numerous sales. It is a product that continues to spread and can go viral just by its usage.

Yarra: 64% of adults wear glasses, and many have lost at least one pair. ThinOptics solves this problem because our glasses stay with you all the time. As one of the top sellers of branded reading glasses on Amazon, we have sold over 5 million units to over 2 million loyal customers generating over 100 million dollars in sales from 2014-2021.

We hold 17 patents and, with your investment, we will continue to bring forward innovations that translate to customer benefits. In this highly mobile world, we're committed to investing in customer relationships to help people all over the globe, read clearly and protect their vision anytime and anywhere.

Eric: Our dream team in Silicon Valley spent 30 months testing hundreds of prototypes on thousands of noses to deliver glasses that fit comfortably for 100% of users. We built our own testing machines to assure the quality, consistency and reliability of our products.

Gadi: Our products have transformed the lives of millions of consumers around the world by giving them back the freedom to focus on what really matters instead of where they put their glasses. Now is your chance to join our revolution. The eyewear industry will never be the same.

Social

1.

Audio

Video

64% of adults wear glasses, and those glasses get lost all the time.

ThinOptics is revolutionizing eyewear with its unique line of products that combine quality, style and convenience— all on the back of your smartphone.

No longer will you say “where’s my glasses”.

Click to learn more about the company that wants to make sure you never lose your glasses again.

2:

Audio

Video

How much time have you wasted looking for your glasses?

ThinOptics has perfected a line of stylish, affordable and portable glasses that is revolutionizing the 4 billion dollar reading glasses and sunglasses industry.

Click to invest in the company that is giving millions of eyewear consumers more freedom in our highly mobile world.

3:

Audio

Video

Do you want to invest in a company that is one of the top selling reading glasses on amazon with over 100 million dollars in lifetime retail sales.

ThinOptics is at the forefront of industry with their patented technology and distribution model.

We believe we can disrupt the market with quality, affordability and portability. Click to invest in the direct to consumer eyewear company.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
THINOPTICS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

ThinOptics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is ThinOptics, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on December 1, 2010.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is ThinOptics, Inc. (the "**Corporation**").

SECOND: The registered office of the Corporation in the State of Delaware and New Castle County is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is the Corporation Trust Company.

THIRD: The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 30,000,000 shares of Common Stock, $.001 par value per share ("**Common Stock**") and (ii) 16,100,000 shares of Preferred Stock, $.001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

5,600,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series 1 Preferred Stock**", 3,500,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series 2 Preferred Stock**", and 7,000,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series 2A Preferred Stock**", each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

1.1 Preferred Stock. In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors of the Corporation, out of any assets at the time legally available therefor, at the Dividend Rate specified for such series of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Preferred Stock have been paid. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. Payment of any dividends to the holders of Preferred Stock shall be on a *pro rata*, *pari passu* basis in proportion to the Dividend Rates for each series of Preferred Stock. "**Dividend Rate**" shall mean: (i) an annual rate of $0.0533 per share for the Series 1 Preferred Stock; (ii) an annual rate of $0.0648 per share for the Series 2 Preferred Stock; and (iii) an annual rate of $0.0530 per share for the Series 2A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Preferred Stock, as applicable).

1.2 Additional Dividends. In any calendar year, after receipt of the dividends described in Section 1.1 above, the holders of Preferred Stock shall not participate in any other dividends of the Corporation.

1.3 Non-Cash Distributions. Whenever a Distribution provided for in this Section 1 shall be payable in property other than cash, the value of such Distribution shall be

deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

1.4 Consent to Certain Distributions. In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

1.5 Waiver of Dividends. Any dividend preference of any series of Preferred Stock may be waived, in whole or in part, by the consent or vote of the holders of least a majority of the outstanding shares of such series.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to (i) with respect to the Series 1 Preferred Stock, the greater of (A) the Series 1 Original Issue Price, plus any dividends declared but unpaid thereon, or (B) such amount per share as would have been payable had all shares of Series 1 Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series 1 Liquidation Amoun**t"); (ii) with respect to the Series 2 Preferred Stock, the greater of (A) the Series 2 Original Issue Price, plus any dividends declared but unpaid thereon, or (B) such amount per share as would have been payable had all shares of Series 2 Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series 2 Liquidation Amoun**t"); and (iii) with respect to the Series 2A Preferred Stock, the greater of (A) the Series 2A Original Issue Price, plus any dividends declared but unpaid thereon, or (B) such amount per share as would have been payable had all shares of Series 2A Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series 2A Liquidation Amoun**t" and together with the Series 1 Liquidation Amount and the Series 2 Liquidation Amount, the "**Liquidation Amounts"**). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1,

the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. For purposes hereof, (i) the "**Series 1 Original Issue Price**" shall mean $1.33333 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series 1 Preferred Stock; (i) the "**Series 2 Original Issue Price**" shall mean $1.62 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series 2 Preferred Stock and (i) the "**Series 2A Original Issue Price**" shall mean $1.3255 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series 2A Preferred Stock.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**":

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation; provided that none of the following shall be considered a Deemed

Liquidation Event: (1) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (2) an equity financing solely for bona fide and good faith capital raising purposes in which the Corporation is the surviving corporation, or (3) a sale, lease or other disposition to a wholly-owned subsidiary of the Corporation. The written consent of the holders of a majority of the then outstanding Preferred Stock voting as a single class on an as converted basis shall be required to waive the treatment of a Deemed Liquidation Event under this section.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of at least 50% of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amounts. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.2 Election of Directors. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Preferred Directors**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Series 2 Original Issue Date (as defined below) on which there are issued and outstanding less than 1,000,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when at least 1,000,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the

holders of at least a majority of the then outstanding shares of Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely alters or changes the rights, preferences or privileges of the Preferred Stock;

3.3.2 increase or decrease the authorized number of shares of Preferred Stock or Common Stock of the Corporation;

3.3.3 create, or authorize the creation of, any additional class or series of capital stock having rights, preferences or privileges senior to the outstanding shares of Preferred Stock;

3.3.4 effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.5 purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

3.3.6 effect the transfer of the material assets of the Corporation to any person, or consent to the foregoing; and

3.3.7 liquidate, dissolve or wind-up the business and affairs of the Corporation.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series 1 Original Issue Price, Series 2 Original Issue Price or Series 2A Original Issue Price, as applicable, by the Series 1 Conversion Price, Series 2 Conversion Price, or Series 2A Conversion Price (each as defined below), respectively, in effect at the time of conversion. The "**Series 1 Conversion Price**" shall initially be equal to $1.33333. The "**Series 2 Conversion Price**" shall initially be equal to $1.62.

The "**Series 2A Conversion Price**" shall initially be equal to $1.3255. Such initial Series 1 Conversion Price, Series 2 Conversion Price, and Series 2A Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share

of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when any Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the conversion price of any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted conversion price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Prices for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series 2 Original Issue Date**" shall mean the date on which the first share of Series 2 Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series 2 Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8**;**

(ii) shares of Common Stock issued upon the exercise of Options or upon conversion of Convertible Securities that are outstanding as of the Series 2 Original Issue Date;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to the Corporation's Amended and Restated 2013 Stock Plan or any other plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued upon the exercise of or as a dividend or distribution on Preferred Stock;

(vi) shares of Common Stock issued pursuant to a Qualified Public Offering; or

(vii) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction.

4.4.2 No Adjustment of Conversion Prices. No adjustment in the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series 2 Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price, as applicable, computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such conversion price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price, as applicable, to an amount which exceeds the lower of (i) the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price, as applicable, in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price, as applicable, that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the

issuance of which did not result in an adjustment to the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price, as applicable, then in effect, or because such Option or Convertible Security was issued before the Series 2 Original Issue Date), are revised after the Series 2 Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price pursuant to the terms of Subsection 4.4.4, the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price, as applicable, shall be readjusted to such conversion price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price, as applicable, that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Prices Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series 2 Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of

Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price in effect immediately prior to such issue, then the Series 1 Conversion Price, Series 2 Conversion Price and/or Series 2A Conversion Price, as applicable, shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable conversion price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean the applicable conversion price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed

as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price pursuant to the terms of Subsection 4.4.4 then, upon the final such issuance, the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price, as applicable, shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series 2 Original Issue Date effect a subdivision of the outstanding Common Stock, the Series 1 Conversion Price, Series 2 Conversion Price and Series 2A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series 2 Original Issue Date combine the outstanding shares of Common Stock, the Series 1 Conversion Price, Series 2 Conversion Price and Series 2A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series 2 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series 1 Conversion Price, Series 2 Conversion Price and Series 2A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price, as applicable, then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price, as applicable, shall be recomputed accordingly as of the close of business on such record date and thereafter the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price, as applicable, shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series 2 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible

prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of the applicable series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series 1 Conversion Price, Series 2 Conversion Price and Series 2A Conversion Price, as applicable) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series 1 Conversion Price, Series 2 Conversion Price or Series 2A Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series 1 Conversion Price, Series 2 Conversion Price and Series 2A Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each series of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares

of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $4.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $25 million of gross proceeds to the Corporation (a "**Qualified Public Offering**") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock

shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding.

7. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the

Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this __ day of __________, 2021.

By:____________________________________
President

AMENDED AND RESTATED

INVESTORS' RIGHTS AGREEMENT

TABLE OF CONTENTS

AMENDED AND RESTATED
INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "**Agreement**"), is made as of _________, 2021, by and among ThinOptics, Inc., a Delaware corporation (the "**Company**"), and each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "**Investor**," and any additional Subscriber (as defined in the Subscription Agreements (the "**Subscription Agreements**") providing for the sale of shares of the Series 2 Preferred Stock and/or Series 2A Preferred Stock) that becomes a party to this Agreement in accordance with Section 6.9 hereof.

RECITALS

WHEREAS, certain of the Investors (the "**Existing Investors**") hold shares of Series 1 Preferred Stock and/or shares of Common Stock issued upon conversion thereof and possess registration rights, information rights, rights of first offer, and other rights pursuant to that certain Investors' Rights Agreement dated as of February 24, 2015, by and among the Company and such Existing Investors (the "**Prior Agreement**"); and

WHEREAS, the Existing Investors are holders of at least a majority of the Registrable Securities (as defined in the Prior Agreement), and desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement; and

WHEREAS, certain of the Investors are purchasing not less than 8,000 shares of Series 2 Preferred Stock and/or Series 2A Preferred Stock of the Company, and in connection therewith certain of the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by such Investors, Existing Investors holding at least a majority of the Registrable Securities, and the Company;

NOW, THEREFORE, the Company and the Existing Investors hereby agree that the Prior Agreement is hereby amended and restated in its entirety by this Agreement, and the parties to this Agreement further agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2 "**Common Stock**" means shares of the Company's common stock, par value $.001 per share.

1.3 "**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.4 "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly)**,** Common Stock, including options and warrants.

1.5 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.6 "**Excluded Registration**" means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.7 "**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.8 "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.9 "**GAAP**" means generally accepted accounting principles in the United States.

1.10 "**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

1.11 "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.12 "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.13 "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.14 "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, holds at least 300,000 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.15 "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.16 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.17 "**Preferred Stock**" means shares of the Company's Series 1 Preferred Stock, Series 2 Preferred Stock and Series 2A Preferred Stock.

1.18 "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; and (ii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Subsection 2.13 of this Agreement.

1.19 "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.20 "**Restricted Securities**" means the securities of the Company required to be notated with the legend set forth in Subsection 2.12(b) hereof.

1.21 "**SEC**" means the Securities and Exchange Commission.

1.22 "**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.23 "**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

1.24 "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.25 "**Selling Expenses**" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Subsection 2.6.

1.26 "**Series 1 Preferred Stock**" means shares of the Company's Series 1 Preferred Stock, par value $0.001 per share.

1.27 "**Series 2 Preferred Stock**" means shares of the Company's Series 2 Preferred Stock, par value $0.001 per share.

1.28 "**Series 2A Preferred Stock**" means shares of the Company's Series 2A Preferred Stock, par value $0.001 per share.

2. Registration Rights. The Company covenants and agrees as follows:

2.1 Demand Registration.

(a) Form S-1 Demand. If at any time after the earlier of (i) five (5) years after the date of this Agreement or (ii) six (6) months after the effective date of the registration statement for the IPO, the Company receives a request from Holders of twenty percent (20%) of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to a number of Registrable Securities having an anticipated offering price, net of underwriting discounts and commissions, of at least $5 million, then the Company shall (x) within ten (10) days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c), 2.1(d) and 2.3.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $5 million, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c), 2.1(d) and 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Subsection 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Company's Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than sixty (60) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than twice in any twelve (12) month period.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(a) (i) during the period that is ninety (90) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two (2) registrations pursuant to Subsection 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Subsection 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(b) (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected one (1) registration pursuant to Subsection 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Subsection 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Subsection 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Subsection 2.1(d).

2.2 Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Subsection 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Subsection 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Subsection 2.6.

2.3 Underwriting Requirements.

(a) If, pursuant to Subsection 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Subsection 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Subsection 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Subsection 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall the number of Registrable Securities included in the offering be reduced below twenty-five percent (25%) of the total number of securities included in such offering, unless such offering is the IPO, in which case

the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Subsection 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c) For purposes of Subsection 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Subsection 2.3(a), fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $25,000, of one counsel for the selling Holders ("**Selling Holder Counsel**"), shall be borne and paid by the

Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Subsection 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Subsections 2.1(a) or 2.1(b), as the case may be, then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Subsections 2.1(a) or 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8 Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any

claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Subsections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Subsection 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Subsection 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Subsection 2.8, to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Subsection 2.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Subsection 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Subsection 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Subsection 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided,

however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Subsection 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Subsection 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Subsection 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9 Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that (i) would provide to such holder the right to include securities in any registration on other than either a pro rata basis with respect to the Registrable Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Registrable Securities that they wish to so include; or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that this limitation shall not apply to any additional Investor who becomes a party to this Agreement in accordance with Subsection 6.9.

2.11 "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Holder or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Subsection 2.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Subsection 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Subsection 2.11 or that are necessary to give further effect thereto.

2.12 Restrictions on Transfer.

(a) The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b) Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Subsection 2.12(c)) be notated with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.
>
> THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Subsection 2.12.

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or

transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Subsection 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Subsection 2.12(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13 Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Subsections 2.1 or 2.2 shall terminate upon the earliest to occur of:

(a) the closing of a Deemed Liquidation Event, as such term is defined in the Company's Amended and Restated Certificate of Incorporation;

(b) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(c) the third anniversary of the IPO.

3. Information Rights.

3.1 Delivery of Financial Statements. The Company shall deliver to each Major Investor, provided that the Board of Directors has not reasonably determined that such Major Investor is a competitor of the Company:

(a) as soon as practicable, but in any event within one hundred eighty (180) days after the end of each fiscal year of the Company (i) an unaudited balance sheet as of the end of such year, and (ii) unaudited statements of income and of cash flows for such year, all prepared in accordance with GAAP (except that such financial statements may not contain all notes thereto that may be required in accordance with GAAP);

(b) as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c) as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year (collectively, the

"**Budget**"), approved by the Board of Directors and prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months;

provided, however, that the Company shall not be obligated under this Subsection 3.1 to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

Notwithstanding anything else in this Subsection 3.1 to the contrary, the Company may cease providing the information set forth in this Subsection 3.1 during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Subsection 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2 Inspection. The Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a competitor of the Company), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Subsection 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel and shall not be required to provide access to information to any Major Investor that Board of Directors has reasonably determined is a competitor of the Company.

3.3 Termination of Information. The covenants set forth in Subsection 3.1 and Subsection 3.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Company's Amended and Restated Certificate of Incorporation, whichever event occurs first.

3.4 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 3.4 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the

Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Subsection 3.4; (iii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4. Rights to Participate in Future Stock Issuances.

4.1 Right of First Offer. Subject to the terms and conditions of this Subsection 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall offer the right to participate in the sale of such New Securities to each Major Investor.

(a) The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and other outstanding Derivative Securities and including all shares reserved pursuant to the Company's Amended and Restated 2013 Stock Plan and any other equity incentive plan). The closing of any sale pursuant to this Subsection 4.1(b) shall occur within the later of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Subsection 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within sixty (60) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Investors in accordance with this Subsection 4.1.

(d) The right of first offer in this Subsection 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Company's Amended and Restated Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO; and (iii) the issuance of shares of Preferred Stock to additional Subscribers pursuant to the Subscription Agreements.

(e) The right of first offer set forth in this Subsection 4.1 shall terminate with respect to any Investor who fails to purchase, in any transaction subject to this Subsection 4.1, all of such Investor's pro rata amount of the New Securities allocated (or, if less than such Investor's pro rata amount is offered by the Company, such lesser amount so offered) to such Investor pursuant to this Subsection 4.1. Following any such termination, such Investor shall no longer be deemed a "Investor" for any purpose of this Subsection 4.1.

(f) Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Subsection 4.1, the Company may elect to give notice to the Investors within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Investor shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Investor, maintain such Investor's percentage-ownership position, calculated as set forth in Subsection 4.1(b) before giving effect to the issuance of such New Securities. The closing of such sale shall occur within sixty (60) days of the date notice is given to the Investors.

4.2 Termination. The covenants set forth in Subsection 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Company's Amended and Restated Certificate of Incorporation, whichever event occurs first and, as to each Investor, in accordance with Subsection 4.1(e).

5. Additional Covenants.

5.1 D&O Insurance. The Company shall use its commercially reasonable efforts to cause to be maintained, until such time as the Board of Directors determines that such insurance should be discontinued, Directors and Officers liability insurance in an amount and on terms and conditions satisfactory to the Board of Directors, and in any event with coverage no less than $1 million.

5.2 Employee Agreements. The Company will cause each person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement.

5.3 Employee Stock. Unless otherwise approved by the Board of Directors, all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares

vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision substantially similar to that in Subsection 2.11. In addition, unless otherwise approved by the Board of Directors, the Company shall retain a "right of first refusal" on employee transfers until the Company's IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

5.4 Termination of Covenants. The covenants set forth in this Section 5 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO or (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Company's Amended and Restated Certificate of Incorporation, whichever event occurs first.

6. Miscellaneous.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds at least one percent (1%) of the total outstanding shares of capital stock of the Company; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Subsection 2.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2 Governing Law. This Agreement shall be governed by the internal law of the State of California.

6.3 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address or address as subsequently modified by written notice given in accordance with this Subsection 6.5.

6.6 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding; provided that the Company may in its sole discretion waive compliance with Subsection 2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Subsection 2.12(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction); and and (b) Sections 3.1 and 3.2, Section 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Section 6.6) may be amended, modified, terminated or waived with only the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding and held by the Major Investors. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Subsection 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement,

and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8 Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Series 2 Preferred Stock after the date hereof, any purchaser of not less than 8,000 shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.10 Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

6.11 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the Northern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the Northern District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

6.12 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors' Rights Agreement as of the date first written above.

THINOPTICS, INC.

By: ______________________________________
Name:
Title:

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Investors' Rights Agreement as of the date first written above.

INVESTORS:

If Investor is an Individual:

____
PRINT NAME

____
(Signature)

If Investor is an Entity:

____
PRINT NAME OF ENTITY

By:____________________________________
(Signature)

Name:__________________________________

Title:_________________________________

For good and valuable consideration, the undersigned Key Holders hereby acknowledge and agree to the amendment and restatement of the Prior Agreement in its entirety, following which the Key Holders shall have no further rights thereunder, as of the date first written above.

KEY HOLDERS:

The Tadmor and Michal Shalon Revocable Trust (Separate Property)

The Tesha Shalon 1998 Irrevocable Trust

The Liam Shalon 2000 Irrevocable Trust

The Nitan Shalon 2000 Irrevocable Trust

The Tadmor and Michal Shalon Revocable Trust (Separate Property)

By: ___________________________________
Name: Tadmor Shalon
Title: Trustee and Authorized Signatory

AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this "**Agreement**"), is made and entered into as of ________, 2021, by and among ThinOptics, Inc., a Delaware corporation (the "**Company**"), each holder of the Company's Series 1 Preferred Stock, $.001 par value per share ("**Series 1 Preferred Stock**"), Company's Series 2 Preferred Stock, $.001 par value per share ("**Series 2 Preferred Stock**") and Company's Series 2A Preferred Stock, $.001 par value per share ("**Series 2A Preferred Stock**" and together with the Series 1 Preferred Stock and Series 2 Preferred Stock, the "**Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Subsections 6.1(a) or 6.2 below, the "**Investors**"), and those certain stockholders of the Company and holders of options to acquire shares of the capital stock of the Company listed on Schedule B (together with any subsequent stockholders or option holders, or any transferees, who become parties hereto as "Significant Holders" pursuant to Subsections 6.1(b) or 6.2 below, the "**Significant Holders**," and together collectively with the Investors, the "**Stockholders**").

RECITALS

A. Concurrently with the execution of this Agreement, the Company and certain of the Investors are entering into subscription agreements (the "**Subscription Agreements**") providing for the sale of shares of the Series 2 Preferred Stock and/or Series 2A Preferred Stock. Certain of the Investors (the "**Existing Investors**") and the Significant Holders are parties to that certain Voting Agreement dated February 24, 2015, by and among the Company and the parties thereto (the "**Prior Agreement**"). The Company, the Significant Holders and the Existing Investors party to the Prior Agreement desire to amend and restate that agreement to provide those Investors purchasing shares of the Series 2 Preferred Stock and/or Series 2A Preferred Stock pursuant to the Subscription Agreements with the right, among other rights, to elect certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement

B. The Amended and Restated Certificate of Incorporation of the Company (the "**Restated Certificate**") provides that (a) the holders of record of the shares of the Company's Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company; (b) the holders of record of the shares of common stock of the Company, $.001 par value ("**Common Stock**"), exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company; and (c) the holders of record of the shares of Common Stock and the Preferred Stock, voting together as a single class on an as converted basis, shall be entitled to elect the balance of the total number of directors of the Company.

C. The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted on, or tendered in connection with, an acquisition of the Company.

NOW, THEREFORE, the Company and the Existing Investors hereby agree that the Prior Agreement is hereby amended and restated in its entirety by this Agreement, and the parties further agree as follows:

1. Voting Provisions Regarding Board of Directors.

1.1 Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at not less than five (5) directors, with the Board to initially be comprised of five (5) directors. For purposes of this Agreement, the term "**Shares**" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2 Board Composition.

(a) Prior to the initial closing of the next bona fide financing of the Company following the Series 2 Preferred Stock financing, each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(i) For so long as there remain not less than 1,000,000 outstanding shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock), one (1) individual designated by the holders of a majority of the outstanding shares of Preferred Stock, which individual shall initially be Sam Tramiel;

(ii) One (1) individual designated by the holders of a majority of the outstanding shares of Common Stock, which individual shall initially be Tadmor Shalon;

(iii) One (1) individual not otherwise an Affiliate (as defined below) of the Company or of any Investor who is mutually acceptable to the other members of the Board which individual shall initially be Jim Chiboucas;

(iv) One (1) individual, so long as he is serving as the Chief Executive Officer of the Company, which individual shall initially be Gadi Ponte; and

(v) One (1) individual designated by MAYWIC Select Investments II L.P. for so long as it owns at least a majority of the principal amount of the convertible promissory note purchased by it, or the shares of capital stock of the Company into which note may convert, which individual shall initially be Frederic Mayerson.

(b) As of and following the initial closing of the next bona fide financing of the Company following the Series 2 Preferred Stock financing, each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be

necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(i) For so long as there remain not less than 1,000,000 outstanding shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock), two (2) individuals designated by the holders of a majority of the outstanding shares of Preferred Stock;

(ii) Two (2) individuals designated by the holders of a majority of the outstanding shares of Common Stock; and

(iii) One (1) individual not otherwise an Affiliate (as defined below) of the Company or of any Investor who is mutually acceptable to the other members of the Board which individual shall initially be Jim Chiboucas.

To the extent that clause (a)(i), (a)(v) or (b)(i) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Company's Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "Affiliate" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.3 Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Subsections 1.2 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person entitled under Subsections 1.2 to designate that director; or (ii) the Persons originally entitled to designate or approve such director pursuant to Subsections 1.2 is no longer so entitled to designate or approve such director; and

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Subsections 1.2 shall be filled pursuant to the provisions of this Section 1.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors. So long as the stockholders of the Company are entitled to cumulative voting, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Board.

1.5 No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6 Bad Actor Disqualifications. Each Stockholder with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such party's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (each, a "**Disqualification Event**"), is applicable to such party's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each Stockholder with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such party's knowledge, is a Disqualified Designee and (B) that in the event such Stockholder becomes aware that any individual previously designated by any such party is or has become a Disqualified Designee, such party shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Drag-Along Right.

3.1 Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Restated Certificate.

3.2 Actions to be Taken. In the event that (i) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred

Stock (the "**Selling Investors**"); and (ii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) voting as a separate class (collectively, (i)-(ii) are the "**Electing Holders**") approve a Sale of the Company (which approval of the Electing Holders must be in writing), specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of

any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

3.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(e) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(f) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Certificate in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Section 3.3(e), if the consideration to be paid in exchange for the Shares held by an Investor pursuant to this Section 3.3(e) includes any securities and due receipt thereof by any Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Investor in lieu thereof, against surrender of the Shares held by the Investor which would have otherwise been sold by such Investor, an amount in cash equal to the fair value (as

determined in good faith by the Board) of the securities which such Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Shares held by the Investor;

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate, elect to allocate the consideration differently by written notice given to the Company prior to the effective date of any such transaction or series of related transactions.

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use its commercially reasonable efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the size and composition of the Board pursuant to Section 1.1, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize the President of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 5 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 5 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions

with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company; and (c) termination of this Agreement in accordance with Subsection 6.8 below.

6. Miscellaneous.

6.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series 2 Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares of Series 2 Preferred Stock (i) become a party to this Agreement by executing and delivering the Adoption Agreement attached to this Agreement as Exhibit A, or a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder, in which event such person shall thereafter shall be deemed an Investor and Stockholder for all purposes under this Agreement, or (ii) execute and deliver a Subscription Agreement containing a voting proxy in form acceptable to the Company.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Series 2 Preferred Stock described in Subsection 6.1(a) above), following which such Person shall hold Shares constituting one percent (1%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

6.2 Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Significant Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 6.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 6.12.

6.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.4 Governing Law. This Agreement shall be governed by the internal law of the State of California.

6.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.7 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address or address as subsequently modified by written notice given in accordance with this Subsection 6.7.

6.8 Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or

in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Significant Holders holding a majority of the Shares then held by the Significant Holders; and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting as a single class and on an as-converted basis). Notwithstanding the foregoing:

(a) this Agreement may not be amended or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Significant Holder without the written consent of such Investor or Significant Holder unless such amendment, termination or waiver applies to all Investors or Significant Holders, as the case may be, in the same fashion;

(b) the consent of the Significant Holders shall not be required for any amendment or waiver if such amendment or waiver either (A) is not directly applicable to the rights of the Significant Holders hereunder; or (B) does not adversely affect the rights of the Significant Holders in a manner that is different than the effect on the rights of the other parties hereto;

(c) Schedules A hereto may be amended by the Company from time to time in accordance with the Subscription Agreement to add information regarding additional Subscribers (as defined in the Subscription Agreement) without the consent of the other parties hereto; and

(d) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination, or waiver effected in accordance with this Subsection 6.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. For purposes of this Subsection 6.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

6.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Entire Agreement. This Agreement (including the Exhibits hereto) and the Restated Certificate constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 6.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 6.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

6.13 Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Subsection 6.12.

6.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

6.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.16 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the Northern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the Northern District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

6.17 Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

6.18 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.19 Spousal Consent. If any individual Stockholder is married on the date of this Agreement, such Stockholder's spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit B hereto ("**Consent of Spouse**"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder's Shares that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

THINOPTICS, INC.

By: ____________________________________
Name: Gadi Ponte
Title: Chief Executive Officer

SIGNIFICANT HOLDERS:

The Tadmor and Michal Shalon Revocable Trust (Separate Property)

The Tesha Shalon 1998 Irrevocable Trust

The Liam Shalon 2000 Irrevocable Trust

The Nitan Shalon 2000 Irrevocable Trust

The Tadmor and Michal Shalon Revocable Trust (Separate Property)

By: ____________________________________
Name: Tadmor Shalon
Title: Trustee and Authorized Signatory

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

INVESTORS:

If Investor is an Individual:

____
PRINT NAME

____
(Signature)

If Investor is an Entity:

____
PRINT NAME OF ENTITY

By:______________________________________
(Signature)

Name:____________________________________

Title:_____________________________________

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on ___________________, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Amended and Restated Voting Agreement dated as of _________ __, 2021 (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**") or options, warrants, or other rights to purchase such Stock (the "**Options**"), for one of the following reasons (Check the correct box):

☐ As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ As a transferee of Shares from a party in such party's capacity as a "Significant Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Significant Holder" and a "Stockholder" for all purposes of the Agreement.

☐ As a new Investor in accordance with Subsection 6.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ In accordance with Subsection 6.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock, Options, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: ___________________________

By: _________________________________
Name and Title of Signatory

Address: _____________________________

____

Facsimile Number: ____________________

ACCEPTED AND AGREED:

THINOPTICS, INC.

By: _______________________________________

Title: _____________________________________

EXHIBIT B

CONSENT OF SPOUSE

I, ____________________, spouse of ______________, acknowledge that I have read the Amended and Restated Voting Agreement, dated as of ___________, 2021, to which this Consent is attached as Exhibit B (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of the Company that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:_________________________ ____________________________________

[*Name of Significant Holder's Spouse*]